Form 10KSB, Exhibit 13
period 1997-06-30
WOOD BANCORP INC
filed 1997-09-29
CIK 906346

Exhibit 13

                        Annual Report to Security Holders

--------------------------------------------------------------------------------
TABLE OF CONTENTS
--------------------------------------------------------------------------------

      Letter to Shareholders..................................................1

      Selected Consolidated Financial and Other Data..........................2

      Management's Discussion and Analysis of Financial
           Condition and Results of Operations................................4

      Report of Independent Auditors.........................................17

      Consolidated Financial Statements and Notes............................18

      Shareholder Information................................................47

      Directors and Executive Officers.......................................48



--------------------------------------------------------------------------------
ANNUAL MEETING
--------------------------------------------------------------------------------

The annual Meeting of Stockholders is scheduled for October 21, 1997, at 1:00 p.m., at the Bowling Green Country Club located at 923 Fairview Avenue, Bowling Green, Ohio.

To our Shareholders:

         We are pleased to report continued progress in our efforts to improve earnings from the delivery of financial services to our markets. We trust you also will be pleased with the financial performance of your company over the past year.

         Earnings for 1997 set a new record of $2,118,000, or $.94 per share, before an after-tax charge of $443,000, or $.20 per share, to recognize our portion of the thrift industry's recapitalization of the Savings Association Insurance Fund (SAIF). Even with this exceptionally high charge to earnings, we take pride in being able to report modest net profit improvement over last year.

         We continue to make progress in improving market share in our core one- to four-family and consumer and commercial lending. Gross loan originations exceeded $70 million for the year and set all time high production records. Our loan portfoilio grew by 17.8% and resulting fee and interest income helped fuel earnings growth.

Software and hardware enhancements at customer service stations has increased volume and provided our customer service professionals the data to enhance cross-selling of products. Training of loan associates in traditional community bank product delivery has become high priority during the past year and they have responded by securing new customer relationships at every opportunity. We stick to the basics and attempt to be the best at delivering our product offerings.

         As of this writing, we have opened our seventh full-service office in Pemberville, Ohio. Early results are most gratifying and we are happy to report success exceeding goal in every product. Our goal is to continue to search for markets where the need exists for a local community bank that understands the needs of local customers.

         Our strategic plan is working and demonstrates that we understand the markets we serve. We will continue to work "main street" very aggressively for continued financial improvement. We appreciate the support you provide to our organization.

Sincerely,



Robert E. Spitler                         Richard L. Gordley
Chairman of the Board                     President and Chief Executive Officer


                                       1.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

                                                                         At June 30,
                                                  ------------------------------------------------------------
                                                                        (In Thousands)
                                                    1997         1996         1995         1994         1993
                                                  --------     --------     --------     --------     --------
Selected Financial Condition Data:
Total assets ................................     $163,918     $146,249     $135,081     $124,375     $115,955
Cash and cash equivalents ...................        2,915        2,637        2,821        1,870        3,186
Repurchase agreement ........................                     2,500
Investment securities available for sale ....       14,149       15,886        3,178        3,106
Mortgage-backed securities available for sale        8,844        9,648        5,751        6,315
Mortgage-backed securitiesheld for sale .....        4,795
Investment securities held to maturity ......                                  7,251        6,531        6,748
Mortgage-backed securities held
  to maturity ...............................                                  1,454        1,690        2,357
Loans, net ..................................      131,318      111,456      110,817      100,505       95,505
Deposits ....................................      120,546      115,830      104,845      100,388      104,824
Advances from Federal Home
  Loan Bank .................................       21,775        9,316        9,576        4,853        2,000
Shareholders' equity (1) ....................       20,166       20,122       19,614       18,241        8,198

                                                         For the Year Ended June 30,
                                        -----------------------------------------------------------
                                                               (In Thousands)
                                         1997         1996          1995         1994         1993
                                        -------      -------      -------      -------      -------
Selected Operations Data:
Total interest income .............     $12,635      $11,085      $ 9,647      $ 8,063      $ 8,358
Total interest expense ............       6,107        5,289        4,395        3,835        4,573
                                        -------      -------      -------      -------      -------
     Net interest income ..........       6,528        5,796        5,252        4,228        3,785
Provision for loan losses .........         120          120           60           51          173
                                        -------      -------      -------      -------      -------
     Net interest income after
       provision for loan losses ..       6,408        5,676        5,192        4,177        3,612
                                        -------      -------      -------      -------      -------
Noninterest income:
     Service charges ..............         282          227          208          207          181
     Securities gains (losses), net                                     5            4
     Gain on sale of FHLMC stock ..         199
     Other noninterest income .....         104          232          109           97           87
                                        -------      -------      -------      -------      -------
         Total non-interest income          585          459          322          308          268
     Total non-interest expense ...       4,371        3,473        3,276        2,903        2,429
                                        -------      -------      -------      -------      -------
Income before income taxes ........       2,622        2,662        2,238        1,582        1,451
Provision for income tax ..........         947          994          737          504          500
Cumulative effect of change in
  accounting for income taxes .....                                                 40
                                        -------      -------      -------      -------      -------
Net income ........................     $ 1,675      $ 1,668      $ 1,501      $ 1,118      $   951
                                        =======      =======      =======      =======      =======

Earnings per share, before SAIF
  assessment (2)(3) ...............     $   .94      $   .72      $   .63      $   .37          N/A
Earnings per share, after SAIF
  assessment (2)( 3) ..............         .74          .72          .63          .37          N/A
Dividends per share (2) ...........         .25          .15          .13          .07          N/A
Dividend payout ratio (4) .........       32.52%       20.20%       19.73%       17.72%         N/A

--------------------------------------------------------------------------------
(1)  Represents retained earnings prior to August 31, 1993.

(2) Restated to reflect 50% stock split declared July 1, 1997 and payable July 29, 1997.

(3) Does not include earnings prior to August 31, 1993, the date of First Federal's conversion to stock form. (4) Represents annual dividends divided by net income subsequent to conversion.


                                       2.

                                                          As of or for the Year Ended June 30,
                                                 -----------------------------------------------------
                                                  1997        1996        1995        1994        1993
                                                 ------      ------      ------      ------      -----
Selected Financial Ratios and Other Data:
Performance Ratios:
     Return on assets:
         Before SAIF assessment .........          1.34%       1.20%       1.16%       0.90%      0.83%
         After SAIF assessment ..........          1.07        1.20        1.16        0.90       0.83
     Interest rate spread information:
         Average during year ............          3.70        3.66        3.69        3.21       3.23
         End of year ....................          3.54        3.46        3.37        3.13       2.94
     Net interest margin (1) ............          4.26        4.26        4.19        3.57       3.42
     Ratio of noninterest expense to
       average total assets .............          2.78        2.49        2.53        2.34       2.11
     Return on equity:
         Before SAIF assessment .........         10.25        8.33        7.93        6.77      12.11
         After SAIF assessment ..........          8.25        8.33        7.93        6.77      12.11

Asset Quality Ratios:
     Non-performing assets to total
        assets ..........................           .24%       0.17%       0.24%       0.11%      0.37%
     Allowance for loan losses to non-
       performing loans(2) ..............        155.26      238.60      126.08      257.35      69.92

Capital Ratios:
     Shareholders' equity (3) to total
       assets ...........................         12.30%      13.76%      14.52%      14.67%      7.08%
     Average shareholders' equity (3)
       to average assets ................         12.92       14.36       14.63       13.31       7.05
     Ratio of average interest-earning
       assets to average interest-bearing
       liabilities ......................          1.14        1.15        1.14        1.11       1.05

Number of offices (4) ...................          6           6           6           6          6

--------------------------------------------------------------------------------

(1)  Net interest income divided by average interest-earning assets.

(2) Non-performing loans consist of non-accruing loans and accruing loans which are past due 90 or more days.

(3)  Represents retained earnings prior to August 31, 1993.

(4)  Includes four full-service offices and two limited-service offices.


                                       3.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


General

         Wood Bancorp, Inc. (the "Company") was formed as part of the conversion of First Federal Bank ("First Federal") from a mutual to a stock savings bank, which was completed on August 31, 1993 (the "Conversion"). In the Conversion, 1,599,000 shares of common stock, as adjusted for the July 1996 stock split, par value of $.01 per share, of the Company were sold to the public for an aggregate gross consideration of $10,660,000. The Company retained approximately 50% of the net proceeds and used the remainder to purchase all of the outstanding stock of First Federal. Currently, the Company has no other business activity other than acting as the holding company for First Federal. As a result, the following discussion relates primarily to the activities of First Federal. This discussion should be read in conjunction with the Consolidated Financial Statements and accompanying Notes included elsewhere in this report.

         The Company's results of operations are dependent primarily on net interest income, which is the difference ("spread") between the interest income earned on its loans, mortgage-backed securities, and investment portfolio and its cost of funds, consisting of interest paid on its deposits and borrowed money. The interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. The Company's net income is also affected by, among other things, loan fee income, provisions for loan losses, service charges, operating expenses and franchise and income taxes. The Company's revenues are derived primarily from interest on mortgage loans, consumer loans, mortgage-backed securities and investments, as well as income from service charges and loan originations. The Company's operating expenses principally consist of employee compensation and benefits, occupancy, federal deposit insurance premiums and other general and administrative expenses. The Company's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities.

         The main office of the Company and First Federal is located in Bowling Green, Ohio, which is located in Wood County, Ohio. First Federal operates six offices: two in Bowling Green, and one in each of Grand Rapids, North Baltimore, Rossford and Woodville. All branches are located in Wood County with the exception of the Woodville branch, which is located four miles from Wood County in Sandusky County, Ohio. First Federal considers Wood County its primary market area. In June, 1995, First Federal purchased land adjacent to its Bowling Green West office for possible expansion at this location. In July 1997, the Company opened its seventh location, which consists of a full-service office inside a supermarket in Pemberville, Ohio which is in Wood County.


                                       4.

         First   Federal   has  been,   and   intends  to   continue  to  be,  a
community-oriented financial institution offering a variety of financial services to meet the needs of the communities it serves. First Federal attracts deposits from the general public and uses such deposits, together with borrowings and other funds, to originate one- to four-family residential mortgage loans and short-term consumer loans. To a lesser extent, First Federal also originates residential construction loans in its market area and a limited amount of commercial business loans and loans secured by multi-family and non-residential real estate. First Federal's deposits are insured up to the maximum allowable amount by the Savings Association Insurance Fund (the "SAIF"), and administered by the Federal Deposit Insurance Corporation (the "FDIC"). First Federal also invests in mortgage-backed securities, most of which are insured or guaranteed by federal agencies, as well as securities issued by the U.S. government or agencies thereof. In July 1995, First Federal organized a service corporation subsidiary, Wood Service Corp., Inc., which offers financial planning services and related products, including mutual funds and annuities, through an agreement with a third party. Revenues of Wood Service Corp., Inc. were not significant for the fiscal years ended June 30, 1997 and 1996.

         The Company is not aware of any market or institutional trends, events or uncertainties that are expected to have a material effect on liquidity, capital resources or operations, except as discussed below. The Company is also not aware of any current recommendations by its regulators which would have a material effect if implemented, except as discussed below.


Financial Condition

         Total assets of the Company were $163.9 million at June 30, 1997, compared to $146.2 million at June 30, 1996, representing an increase of $17.7 million, or 12.1%. The growth was primarily attributable to increases in loans, offset by the maturity of a repurchase agreement and decreases in investment securities. The increase was primarily funded by increases in advances from the Federal Home Loan Bank ("FHLB") of Cincinnati. The changes in the consolidated balance sheets and the factors which caused the changes are discussed below.

         Investment and Mortgage-Backed Securities. Total investment and mortgage-backed securities decreased $2.5 million, or 10.0%, from $25.5 million at June 30, 1996 to $23.0 million at June 30, 1997. The decrease was the result of the Company investing funds obtained through sales and maturities of investment securities to partially fund loan growth.

         At June 30, 1997, the Company's mortgage-backed securities portfolio classified as available for sale was comprised primarily of agency-issued adjustable rate securities. The net unrealized losses on these investments totaled $133,000 at June 30, 1997. The Company does not anticipate the need to sell these securities in the near future. Management's strategy emphasizes investment in securities guaranteed by the U.S. Government and its agencies in order to minimize credit risk. The investment strategy also includes purchasing variable rate mortgage-backed security products with monthly and annually adjusting interest rates in order to minimize interest rate risk. These securities provide the Company a continued cash flow stream through principal paydowns and help reduce the Company's exposure to interest rate risk. See also
Note 2 of the Notes to Consolidated Financial Statements.

                                       5.

         At June 30, 1997, the Company's CMOs and REMICs were comprised of $4,589,000 in government agency issued securities and $62,000 in privately issued securities. The Company does not consider these to be high risk and does not expect loss of principal.

         Loans. Loans increased from $111.5 million at June 30, 1996 to $131.3 million at June 30, 1997. Average loans comprised 81.6% of interest-earning assets in 1997 compared to 80.1% in 1996. During the period, a significant portion of the new loan originations were fixed rate loans which were sold to the secondary market. The sale of these fixed rate loan originations corresponds to the Bank's policy of selling virtually all fixed rate loan originations in the secondary market, while maintaining variable rate loans in the Bank's portfolio.

         First Federal originated $44.3 million in mortgages during fiscal 1997, of which $14.3 million were refinancing transactions. This compares with $42.8 million in mortgages originated in fiscal 1996, of which $17.4 million were refinancing transactions. The Bank maintained $30.1 million of the 1997 loan originations in portfolio, while the remaining $14.2 million were sold to the secondary market. During the year, the balance of one- to four-family mortgage loans increased $8.2 million, or 9.5%, primarily due to increased loan volume resulting from the Company's business development and marketing efforts.

         Consumer and other loans increased $5.1 million, or 32.6%, from $15.6 million at June 30, 1996 to $20.7 million at June 30, 1997. The increases were primarily due to management's increased emphasis on originating consumer and other loans, which resulted in a $3.9 million increase in commercial loans and a $1.1 million increase in automobile and other loans. At June 30, 1997, commercial loans comprised 38.9% of consumer and other loans. See also Notes 3 and 9 of the Notes to Consolidated Financial Statements.

         Deposits and Borrowings. The Company's deposits are obtained primarily from individuals and businesses in its market area. Total deposits increased $4.7 million, or 4.1%, from $115.8 million at June 30, 1996 to $120.5 million at June 30, 1997. The growth was primarily in certificates of deposits, which increased $4.1 million during the period.

         The Company offset the period's slow deposit growth and funded the loan growth by taking additional advances from the FHLB. FHLB advances were increased by $12.5 million during the period, bringing the total balance from $9.3 at June 30, 1996 to $21.8 million at June 30, 1997. The Company intends to continue using FHLB advances, as needed, to fund loan growth. As of June 30, 1997, the Company had the ability of borrow an additional $6.3 million from the FHLB. See also Note 8 of the Notes to Consolidated Financial Statements.

                                       6.

Comparison of Results of Operations for the Years Ended June 30, 1997 and 1996

         General. Net income remained relatively constant at $1.7 million for 1997 and 1996. This includes the $443,000 after tax impact of a 1997 special assessment levied by the Federal Deposit Insurance Corporation upon institutions with deposits insured by the SAIF. See also Note 10 of the Notes to Consolidated Financial Statements. The Company experienced a return on average assets of 1.07% in 1997 compared to 1.20% in 1996, while return on average shareholders' equity for the same periods was 8.25% and 8.33%, respectively. Excluding the SAIF assessment, the Company would have reported net income of $2.1 million, an increase of $450,000, or 27.0%, over 1996. The primary factor contributing to the increase in net income, excluding the SAIF assessment, was an increase in net interest income of $732,000.

         Net Interest Income. Net interest income is the largest component of the Company's net income, and consists of the difference between interest income generated on interest-earnings assets and interest expense incurred on interest-bearing liabilities. Net interest income is primarily affected by the volumes, interest rates and composition of interest-earning assets and interest-bearing liabilities.

         Net interest income increased approximately $732,000, or 12.6%, from $5.8 million in 1996 to $6.5 million in fiscal 1997. The primary component of this change was a $1.3 million, or 14.1%, increase in interest income on loans. The increase in interest income on loans consisted of a $1,392,000 increase due to increased average volume in the loan portfolio and $59,000 decrease due to decreasing average interest rates. The increase in interest income of $1,550,000 was partially offset by an $818,000, or 15.5%, increase in interest expense, primarily on FHLB borrowings.

         Average loans outstanding during fiscal 1997 increased $16.1 million, or 14.8%, compared to fiscal 1996, while average investment and mortgage-backed securities increased $4.8 million, or 23.0%, compared to the prior year. In fiscal 1997, the Company experienced increases in yield on assets and cost of liabilities of nine and five basis points, respectively, resulting in the $1,550,000 increase in interest income and $818,000 increase in interest expense. Net interest margin, however, remained constant at 4.26%. The Company's average interest rate spread increased slightly from 3.66% in 1996 to 3.70% in 1997.

         The tables appearing elsewhere in this report provide a more detailed analysis of the changes in average balances, yields/rates and net interest income identifying that portion of change in average volume versus that portion due to change in average rates. See "Average Balances, Interest Rates and Yields," "Rate/Volume Analysis of Net Interest Income" and "Weighted Average Yields."

         Provision for Loan Losses. The provision for loan losses is based on management's regular review of the loan portfolio, which considers factors such as past experience, prevailing general economic conditions and considerations applicable to specific loans, such as the ability of the borrower to repay the loan and the estimated value of the underlying collateral, as well as changes in the size and growth of the loan portfolio. Management believes the allowance for loan losses is adequate to absorb potential losses; however, future additions to the allowance may be necessary based on changes in economic conditions.

                                       7.

         The provision for loan losses remained constant at $120,000 for 1997 and 1996. At June 30, 1997, the allowance for loan losses represented .44% of loans, net of unearned and deferred income, compared to .46% at June 30, 1996.

         Noninterest Income. The Company experienced a $125,000, or 27.3%, increase in noninterest income during 1997. The increase was primarily due to increases in loan sale gains related to the adoption of Statement of Financial Accounting Standards No. 122, which requires lenders who sell or securitize originated loans and retain the servicing rights to recognize as separate assets the rights to service mortgage loans for others. See also Note 1 of the Notes to Consolidated Financial Statements.

         Noninterest Expense. Noninterest expense increased $898,000, or 25.8%, primarily due to the SAIF assessment and increased salaries and benefits expense. Salaries and benefits increased $196,000, or 11.1%, for 1997, compared to 1996. Of that increase, $136,000 was related to additional personnel added for loan production and annual salary reviews, and $60,000 was related to costs associated with the ESOP plan.

         Income Taxes. The provision for income taxes totaled $947,000 in fiscal 1997 compared to $994,000 in fiscal 1996. See also Note 7 of the Notes to the Consolidated Financial Statements.


Comparison of Results of Operations for the Years Ended June 30, 1996 and 1995

         General. Net income for 1996 was $1.7 million compared to $1.5 million for fiscal 1995. This represented a return on average assets of 1.20% in 1996 compared to 1.16% in 1995, while return on average shareholders' equity for the same periods was 8.33% and 7.93%, respectively. The primary factor contributing to the increase in net income was an increase in net interest income of $544,000.

         Net Interest Income. Net interest income is the largest component of the Company's net income, and consists of the difference between interest income generated on interest-earnings assets and interest expense incurred on interest-bearing liabilities. Net interest income is primarily affected by the volumes, interest rates and composition of interest-earning assets and interest-bearing liabilities.

         Net interest income increased approximately $544,000, or 10.4%, from $5.3 million in 1995 to $5.8 million in fiscal 1996. The primary component of this change was a $991,000, or 11.7%, increase in interest income on loans. The increase in interest income on loans consisted of a $701,000 increase due to rising average interest rates and $290,000 increase due to increased average volume in the loan portfolio. The increased interest rate environment during fiscal 1995 and early fiscal 1996 benefited the Company, as 65% of its one- to four-family real estate loans repriced based on the one-year Treasury Index and its commercial loans repriced based on either the one-year Treasury Index or Prime. The increase in interest income was partially offset by an $894,000, or 20.3%, increase in interest expense, primarily on certificates of deposit and money market accounts. Interest expense on certificates of deposit increased primarily due to a $3.1 million increase in the average balance of total certificates of deposit and a shift from lower yielding certificates to higher yielding certificates, as rates paid on certificates of deposit increased during the year. During fiscal 1996, the Company experienced a $2.8 million and $5.9

                                       8.

million   decrease   in  3.00%  to  3.99%  and  6.00%  to  7.99%   certificates,
respectively, while the 4.00% to 5.99% increased $9.3% million. In addition, interest paid on FHLB deposits decreased $83,000 to $408,000 from $491,000.

         Average loans outstanding during fiscal 1996 increased $3.5 million, or 3.34% compared to fiscal 1995, while average investment and mortgage-backed securities increased $3.8 million, or 22.7%, compared to the prior year. In fiscal 1996, the Company experienced increases in yield on assets and cost of liabilities of 46 and 49 basis points, respectively. As a result, interest income increased by $1,438,000, while interest expense increased by $894,000, and net interest margin increased to 4.26% from 4.19% in the prior year. The Company's average interest rate spread decreased slightly from 3.69% in 1995 to 3.66% in 1996.

         While the interest rate environment of recent years has proven beneficial to most financial institutions, including the Company, increases in market rates of interest generally adversely affect the net income of most financial institutions. Because the Company's liabilities may reprice more quickly than its assets, interest margins could decrease if interest rates continue to rise.

         The tables appearing elsewhere in this report provide a more detailed analysis of the changes in average balances, yields/rates and net interest income identifying that portion of change in average volume versus that portion due to change in average rates. See "Average Balances, Interest Rates and Yields," "Rate/Volume Analysis of Net Interest Income" and "Weighted Average Yields."

         Provision for Loan Losses. The provision for loan losses is based on management's regular review of the loan portfolio, which considers factors such as past experience, prevailing general economic conditions and considerations applicable to specific loans, such as the ability of the borrower to repay the loan and the estimated value of the underlying collateral, as well as changes in the size and growth of the loan portfolio. Management believes the allowance for loan losses is adequate to absorb potential losses; however, future additions to the allowance may be necessary based on changes in economic conditions.

         The provision for loan losses increased from $60,000 in 1995 to $120,000 in 1996. At June 30, 1996, the allowance for loan losses represented
 .46% of loans, net of unearned and deferred income, compared to .37% at June 30, 1995.

         During fiscal year 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118 which require the carrying value of an impaired loan be determined by calculating the present value of estimated future cash flows discounted using the loan's effective interest yield. The adoption of these pronouncements did not have a significant impact on the Company's financial statements.

         Noninterest Income. The Company experienced a $138,000, or 42.9%, increase in noninterest income during 1996. The increase was primarily due to increases in loan sale gains from increased volume in fixed rate mortgage loan originations and increases in service charges related to additional life, accident and health insurance sales.

                                       9.

         Noninterest Expense. Noninterest expense increased $198,000, or 6.0%, primarily due to increased salaries and benefits expense and franchise taxes. Salaries and benefits increased $132,000, or 8.0%, for 1996, compared to 1995, primarily due to additional personnel added for loan production and annual salary reviews. Franchise taxes increased due to the increased capital from the Conversion, as well as from retained earnings.

         Income Taxes. The provision for income taxes totaled $994,000 in fiscal 1996 compared to $737,000 in fiscal 1995. The increase was primarily the result of an increase in pretax income. See also Note 8 of the Notes to the Consolidated Financial Statements.

         Average Balances, Interest Rates and Yields. The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Average balances for both 1997 and 1996 are derived from daily balances. Non-accruing loans have been included in the table as loans carrying a zero yield.

                                                                Year Ended June 30,
                                   ------------------------------------------------------------------------------
                                                      1997                                     1996
                                    ------------------------------------     ------------------------------------
                                      Average       Interest                    Average       Interest
                                    Outstanding     Earned/     Yield/        Outstanding      Earned/     Yield/
                                      Balance         Paid       Rate           Balance         Paid        Rate
                                    -----------   -----------   --------     -----------    -----------   -------
                                                              (Dollars in Thousands)
Interest-earning assets:
   Loans (1)                        $   124,973   $    10,804       8.65%    $   108,880    $     9,471      8.70%
   Investment securities (2)             16,211         1,071       6.57          11,654            692      5.97
   Mortgage-backed securities (2)         9,320           604       6.41           9,117            577      6.28
   FHLB deposits                            353            20       5.77           3,521            187      5.33
   Interest-bearing cash accounts           646            21       3.26             944             34      3.58
   Other interest-earning assets            255            20       7.72             606             36      5.92
   FHLB stock                             1,343            95       7.05           1,253             88      7.01
                                    -----------   -----------   --------     -----------    -----------   -------
     Total interest-earnings
       assets                       $   153,101        12,635       8.24     $   135,975         11,085      8.15
                                    ===========   -----------   --------     ===========    -----------   -------
Interest-bearing liabilities:
   Money market                          20,602           852       4.13     $    18,822            833      4.43
   Savings deposits                      19,598           535       2.73          20,152            577      2.87
   NOW                                   12,858           222       1.72          11,957            225      1.88
   Time deposits                         61,557         3,349       5.44          59,900          3,241      5.41
   FHLB borrowings                       19,706         1,143       5.80           6,868            408      5.94
   Other borrowings                         240             6       2.48             200              5      2.68
                                    -----------   -----------   --------     -----------    -----------   -------
     Total interest-bearing
       liabilities                  $   134,561         6,107       4.54     $   117,899          5,289      4.49
                                    ===========   -----------   --------     ===========    -----------   -------

Net interest income                               $     6,528                               $     5,796
                                                  ===========                               ===========
Net interest rate spread                                            3.70%                                    3.66%
                                                                ========                                  =======
Net earning assets                  $    18,540                              $    18,076
                                    ===========                              ===========
Net yield on average
  interest-earning assets                                           4.26%                                    4.26%
                                                                ========                                  =======
Average interest-earning
  assets to average interest-
  bearing liabilities                                  113.78%                                  115.33%
                                                  ===========                               ==========

--------------------------------------------------------------------------------

(1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.
(2) Average balance is computed using the carrying value of securities. The average yield has been computed using the amortized cost average balance for available sale securities.

                                      10.

         Rate/Volume Analysis of Net Interest Income. The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase or decrease related to changes in balances and/or changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

                                                                 Year Ended June 30,
                                 --------------------------------------------------------------------------------
                                               1997 vs. 1996                             1996 vs. 1995
                                 ---------------------------------------    -------------------------------------
                                         Increase                                   Increase
                                        (Decrease)                                 (Decrease)
                                          Due to                Total                Due to               Total
                                 ----------------------       Increase        --------------------       Increase
                                    Volume         Rate      (Decrease)       Volume         Rate       (Decrease)
                                    ------         ----      ----------       ------         ----       ----------
                                                              (Dollars in Thousands)
Interest-earning assets:
   Loans                        $     1,392    $       (59)  $     1,333   $       290   $       701    $       991
   Investment securities                305             74           379           141            (6)           135
   Mortgage-backed securities            16             11            27            91            34            125
   FHLB deposits                       (182)            15          (167)          151             2            153
   Interest-bearing cash
      accounts                          (10)            (3)          (13)           (2)            1             (1)
   Other interest-earning
      assets                            (25)             9           (16)           14             8             22
   FHLB stock                             6              1             7             5             8             13
                                -----------    -----------   -----------   -----------   -----------    -----------
     Total interest-earning
        assets                  $     1,502    $        48         1,550   $       690   $       748          1,438
                                ===========    ===========   -----------   ===========   ===========    -----------

Interest-bearing liabilities:
   Money market                 $        76    $       (57)           19   $       359   $       138            497
   Savings deposits                     (16)           (26)          (42)         (114)           (6)          (120)
   NOW                                   16            (19)           (3)           32           (30)             2
   Time deposits                         90             18           108           151           447            598
   FHLB borrowings                      745            (10)          735           (82)           (1)           (83)
   Other borrowings                       1                            1             1            (1)
                                -----------    -----------   -----------   -----------   ------------
     Total interest-bearing
       liabilities              $       912    $       (94)          818   $       347   $       547            894
                                ===========    ===========   -----------   ===========   ===========    -----------

Net interest income                                          $       732                                $       544
                                                             ===========                                ===========

                                      11.

         Weighted Average Yields. The following table sets forth the weighted average yields earned on the Company's interest-earning assets, the weighted average interest rates paid on its interest-bearing liabilities and the interest rate spread between the average yields earned and rates paid at the dates indicated.

                                                                                              At June 30,
                                                                                       ----------------------
                                                                                       1997              1996
                                                                                       ----              ----
     Weighted average yield on:
         Loans receivable                                                              8.46%             8.24%
         Mortgage-backed securities                                                    6.52              6.43
         Investment securities                                                         6.87              6.33
         Other interest-earning assets                                                 5.97              5.87
              Combined weighted average yield
               on interest-earning assets                                              8.12              7.82
     Weighted average rate paid on:
         Savings deposits                                                              2.74              2.77
         NOW deposits                                                                  1.68              1.65
         Money market accounts                                                         4.05              4.19
         Time deposits                                                                 5.60              5.34
         Borrowings                                                                    5.88              5.78
              Combined weighted average rate
                paid on interest-bearing liabilities                                   4.58              4.36
     Spread                                                                            3.54              3.46

Asset/Liability Management

         The Company's asset/liability management strategy emphasizes the retention of adjustable rate loans and mortgage-backed securities in its portfolio in order to reduce the effective maturity of its assets. In addition, First Federal originates other loans, specifically consumer loans, with shorter terms to maturity or which reprice more frequently than do long-term fixed rate mortgage loans, yet provide a positive margin over the Company's cost of funds. Under First Federal's current policy, virtually all fixed rate mortgage loans are sold in the secondary market. At June 30, 1997 and 1996, fixed rate loans totaled $26.8 million, or 20.0% and $30.7 million, or 26.4%, respectively, of the Company's gross loan portfolio. At such dates, adjustable rate loans totaled $107.5 million, or 80.0% and $85.6 million, or 73.6%, of the Company's gross loan portfolio, respectively.

         Proposed regulations of the Office of Thrift Supervision (the "OTS"), First Federal's primary regulator, provide a Net Portfolio Value ("NPV") approach to the quantification of interest rate risk. In essence, this approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off balance sheet contracts, arising from an assumed 200 basis point increase or decrease in interest rates (whichever results in the greater pro forma decrease in NPV). Under OTS proposed regulations, an institution's "normal" level of interest rate risk in the event of this assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Thrift institutions with greater than "normal" interest rate exposure must take a deduction from their total capital available to


                                      12.

determine if they meet their risk-based capital requirement. The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure and (b) its "normal" level of exposure, multiplied by the present value of its assets. Savings associations, such as First Federal, with less than $300 million in assets and a risk-based capital ratio in excess of 12% are exempt from this requirement unless the OTS determines otherwise. At June 30, 1997, 2.0% of the present value of First Federal's assets was approximately $3.4 million, which was more than the $1,826,000 decrease in NPV resulting from a 200 basis point change in interest rates as calculated by the OTS. As a result, First Federal currently would not be required to make a deduction from total capital in calculating its risk-based capital requirement if it were subject to this requirement.

         First Federal's asset/liability management strategy dictates acceptable limits on the amounts of change in NPV given certain changes in interest rates. Presented below, as of June 30, 1997, is an OTS analysis of First Federal's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points and compared to Bank policy limits. OTS assumptions are used in calculating the amounts in this table.

                                                                              Actual at June 30, 1997
           Changes in                                                           As Measured by OTS
         Interest Rates                                 Bank Limit           -----------------------
         (Basis Points)                                  % Change            $ Change       % Change
         --------------                                  --------            --------       --------
                                                                             (Dollars in thousands)
              +300                                          60%           $   (3,586)         (17)%
              +200                                          40                (1,826)          (9)
              +100                                          15                  (596)          (3)
                 0                                           0                   ---          ---
              -100                                          15                    25            0
              -200                                          40                  (201)          (1)
              -300                                          60                   (52)           0

         Management has structured its assets and liabilities to attempt to lessen exposure to interest rate risk. In the event of a 300 basis point change in interest rates, First Federal would experience a 0% change in NPV in a declining interest rate environment and a 17% decrease in a rising interest rate environment. During periods of rising interest rates, the value of monetary assets and monetary liabilities generally decline. Conversely, during periods of falling interest rates, the value of monetary assets and liabilities generally increase. However, the amount of change in value of specific assets and liabilities due to changes in interest rates is not the same in a rising interest rate environment as in a falling interest rate environment (i.e., the amount of value increase under a specific interest rate decrease may not equal the amount of value decrease under an identical interest rate increase).

         In evaluating First Federal's exposure to interest rate risk, certain shortcomings inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities or period to repricing, they may react in different degrees to changes in market interest rates. In addition, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Furthermore,


                                      13.

in the event of a change in interest rates, prepayments and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. As a result, the actual effect of changing interest rates may differ from that presented in the foregoing table.


Liquidity and Capital Resources

         Liquidity. The Company's liquidity, primarily represented by cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized below for the years ended June 30, 1997 and 1996.

                                                                               Year Ended June 30,
                                                                       -----------------------------------
                                                                                 (In Thousands)
                                                                            1997                 1996
                                                                       --------------       --------------
     Net income                                                        $        1,675       $        1,668
     Adjustments to reconcile net income to
       net cash from operating activities                                         912                  (62)
                                                                       --------------       --------------
     Net cash from operating activities                                         2,587                1,606
     Net cash used in investing activities                                    (17,474)             (11,239)
     Net cash from financing activities                                        15,165                9,449
                                                                       --------------       --------------
     Net change in cash and cash equivalents                                      278                 (184)
     Cash and cash equivalents at beginning of period                           2,637                2,821
                                                                       --------------       --------------
     Cash and cash equivalents at end of period                        $        2,915       $        2,637
                                                                       ==============       ==============

         The Company's sources of funds include customer deposits, loan and mortgage-backed securities repayments and other funds provided by operations. The Company also has the ability to borrow from the FHLB of Cincinnati. The Company maintains investments in liquid assets based upon management's assessment of (i) First Federal's need for funds, (ii) expected deposit flows,
(iii) the yields available on short-term liquid assets, and (iv) the objectives of the Company's asset/liability management program. The OTS requires savings associations to maintain minimum levels of liquid assets. OTS regulations currently require First Federal to maintain an average daily balance of liquid assets equal to at least 5% of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. At June 30, 1997, First Federal's regulatory liquidity ratio was 6.64% compared to 7.88% at June 30, 1996. At June 30, 1997 and 1996, First Federal had commitments to originate loans or fund outstanding lines of credit totaling $11.7 million and $11.5 million, respectively. The Company considers its liquidity sufficient to meet its outstanding short- and long-term needs. The Company expects to be able to fund or refinance, on a timely basis, its material commitments and long-term liabilities.

         Cash Flow. The most significant investing cash flow in 1997 was related to a $19.9 million net increase in loans. The most significant financing activity was an $12.5 million increase in FHLB advances.

                                      14.

         The most significant investing cash flow in 1996 was related to investment and mortgage-backed securities purchases of $10.0 million. The most significant financing activity was an $11.0 million increase in deposits.

         Capital Resources. Federally insured savings institutions, such as First Federal, are required to meet a 1.5% tangible capital requirement, a 3.0% leverage ratio (core capital to risk weighted assets) requirement, a 4.0% leverage ratio (core capital to adjusted total assets) requirement and an 8.0% risk-based capital requirement. At June 30, 1997, First Federal exceeded these requirements with tangible capital ratio of 8.71%, a core capital to risk weighted assets ratio of 14.67%, a core capital to adjusted total assets of 8.71% and a risk-based capital ratio of 15.20%. See Note 14 of the Notes to Consolidated Financial Statements.

         The following table summarizes First Federal's capital amounts (in thousands) and the ratios required by law at June 30, 1997.

                                                          Required                        Actual      Required
                                            Amount         Amount         Excess           Ratio        Ratio
                                            ------         ------         ------           -----        -----
         Tangible capital               $    14,041    $     2,417     $    11,624          8.71%        1.5%
         Core capital to
           adjusted total assets             14,041          4,834           9,207          8.71         3.0
         Core capital to risk
           weighted assets                   14,041          3,829          10,212         14.67         4.0
         Risk-based capital                  14,554          7,658           6,896         15.20         8.0


Accounting Standards

         Recent pronouncements by the Financial Accounting Standards Board ("FASB") will have an impact on financial statements issued in subsequent periods. Set forth below are summaries of such pronouncements.

         Several new accounting standards have been issued by the FASB that will apply for the Company's consolidated financial statements for the year ending June 30, 1998.

         SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," was issued in 1996. It revises the accounting for transfers of financial assets, such as loans and securities, and for distinguishing between sales and secured borrowings. It became effective for some transactions occurring after December 31, 1996, and will be effective for others in 1998. The impact of partial adoption in 1997 was not material to the 1997 consolidated financial statements and the impact of the complete adoption in 1998 is also not expected to be material to the consolidated financial statements.

         In March 1997, the accounting requirements for calculating earnings per share were revised by SFAS No. 128 "Earnings Per Share." Basic earnings per share for the quarter ended December 31, 1997 and later will be calculated solely on average common shares outstanding. Diluted earnings per share will reflect the potential dilution of stock options and other common stock equivalents. All prior calculations will be restated to be comparable to the new methods.

                                      15.

As the Company has not had significant dilution from stock options, the new calculation methods will not significantly change prior earnings per share disclosures.

         In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This Statement establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Income tax effects must also be shown. This Statement is effective for fiscal years beginning after December 15, 1997.

         In June 1997, the FASB issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This statement is effective for financial statements for periods beginning after December 15, 1997.

         These statements are not expected to have a material effect on the Company's consolidated financial position or results of operation.


Impact on Inflation and Changing Prices

         The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and results of operations primarily in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of First Federal are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. The liquidity, maturity structure and quality of First Federal's assets and liabilities are critical to the maintenance of acceptable performance levels.

                                      16.

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors
Wood Bancorp, Inc.
Bowling Green, Ohio


We have audited the accompanying consolidated balance sheets of Wood Bancorp, Inc. as of June 30, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wood Bancorp, Inc. as of June 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.



                                                   Crowe, Chizek and Company LLP

Cleveland, Ohio
July 25, 1997


                                      17.

                                                WOOD BANCORP, INC.
                                            CONSOLIDATED BALANCE SHEETS
                                              June 30, 1997 and 1996
---------------------------------------------------------------------------------------------------------------
                                                                                 1997                 1996
                                                                                 ----                 ----
ASSETS
      Cash and due from banks                                             $      2,844,578     $      2,622,396
      Federal funds sold                                                            70,000               15,000
                                                                          ----------------     ----------------
         Cash and cash equivalents                                               2,914,578            2,637,396
      Interest-bearing deposits in other financial institutions                  2,229,104               77,715
      Repurchase agreement                                                                            2,500,000
      Investment securities available for sale                                  14,148,537           15,885,647
      Mortgage-backed securities available for sale                              8,844,333            9,648,337
      Loans, net                                                               131,317,923          111,456,292
      Office properties and equipment, net                                       1,860,331            1,359,034
      Federal Home Loan Bank stock, at cost                                      1,403,200            1,308,600
      Accrued interest receivable                                                  853,736              816,501
      Other assets                                                                 346,100              559,160
                                                                          ----------------     ----------------
             Total assets                                                 $    163,917,842     $    146,248,682
                                                                          ================     ================
LIABILITIES
      Deposits                                                            $    120,546,079     $    115,829,891
      Federal Home Loan Bank advances                                           21,775,306            9,315,945
      Accrued interest payable                                                     193,166               89,212
      Other liabilities                                                          1,237,711              891,636
                                                                          ----------------     ----------------
         Total liabilities                                                     143,752,262          126,126,684
                                                                          ----------------     ----------------
Commitments

SHAREHOLDERS' EQUITY
      Preferred stock, $.01 par value, 500,000 shares
        authorized, no shares issued or outstanding
      Common stock, $.01 par value, 2,500,000 shares
        authorized, 1,657,347 shares issued in 1997,
        1,655,847 shares issued in 1996                                             16,573               11,039
      Additional paid-in capital                                                10,884,182           10,686,033
      Retained earnings-substantially restricted                                12,805,953           11,688,467
      Treasury stock at cost:  1997 - 244,886 shares;
        1996 - 158,211 shares                                                   (3,130,066)          (1,671,491)
      Obligation under employee stock ownership
        plan                                                                      (301,741)            (409,161)
      Unearned compensation                                                        (30,977)             (42,561)
      Unrealized loss on available for sale securities, net                        (78,344)            (140,328)
                                                                          ----------------     ----------------
         Total shareholders' equity                                             20,165,580           20,121,998
                                                                          ----------------     ----------------
             Total liabilities and shareholders' equity                   $    163,917,842     $    146,248,682
                                                                          ================     ================

          See accompanying notes to consolidated financial statements.

                                                      18.

                                                WOOD BANCORP, INC.
                                        CONSOLIDATED STATEMENTS OF INCOME
                                     Years ended June 30, 1997, 1996 and 1995
-----------------------------------------------------------------------------------------------------------------

                                                              1997                 1996                 1995
                                                              ----                 ----                 ----
Interest income
      Loans                                              $   10,804,173       $    9,471,271       $    8,480,319
      Investment securities                                   1,070,865              691,907              556,523
      Mortgage-backed and related securities                    604,152              576,583              451,366
      FHLB deposits                                              20,365              187,556               34,941
      Other                                                     135,505              157,591              123,948
                                                         --------------       --------------       --------------
         Total interest income                               12,635,060           11,084,908            9,647,097
                                                         --------------       --------------       --------------

Interest expense
      Deposits                                                4,957,409            4,875,161            3,898,921
      FHLB borrowings                                         1,143,352              408,071              490,727
      Other                                                       5,974                5,361                5,232
                                                         --------------       --------------       --------------
         Total interest expense                               6,106,735            5,288,593            4,394,880
                                                         --------------       --------------       --------------

Net interest income                                           6,528,325            5,796,315            5,252,217

Provision for loan losses                                       120,000              120,000               60,000
                                                         --------------       --------------       --------------

Net interest income after provision
  for loan losses                                             6,408,325            5,676,315            5,192,217
                                                         --------------       --------------       --------------

Noninterest income
      Service charges                                           282,447              227,099              207,635
      Security gains                                               (461)                                    4,713
      Net gains from sale of loans                              199,162              105,039               25,108
      Other                                                     103,686              127,395              84,087
                                                         --------------       --------------       --------------
         Total noninterest income                               584,834              459,533              321,543
                                                         --------------       --------------       --------------

                                                WOOD BANCORP, INC.
                                        CONSOLIDATED STATEMENTS OF INCOME
                                     Years ended June 30, 1997, 1996 and 1995
-----------------------------------------------------------------------------------------------------------------

                                                              1997                 1996                 1995
                                                              ----                 ----                 ----
Noninterest expense
      Salaries and benefits                                   1,972,201            1,775,920            1,643,973
      Occupancy and equipment                                   379,551              346,669              344,516
      Data processing                                           305,852              269,794              267,323
      Insurance expense                                         864,479              284,642              269,818
      Franchise taxes                                           228,574              250,077              196,061
      Advertising and promotional expense                       159,718              142,754              130,652
      Other                                                     460,864              403,563              423,343
                                                         --------------       --------------       --------------
         Total noninterest expense                            4,371,239            3,473,419            3,275,686
                                                         --------------       --------------       --------------

Income before income tax                                      2,621,920            2,662,429            2,238,074

Provision for income tax                                        946,525              994,150              737,450
                                                         --------------       --------------       --------------

Net income                                               $    1,675,395       $    1,668,279       $    1,500,624
                                                         ==============       ==============       ==============

Earnings per common share                                $         .74        $         .72        $         .63
                                                         =============        =============        =============

          See accompanying notes to consolidated financial statements.


                                                       19.

                                                         WOOD BANCORP, INC.
                                     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                              Years ended June 30, 1997, 1996 and 1995
------------------------------------------------------------------------------------------------------------------------------------

                                                           Additional                                   Obligation
                                                 Common      Paid-in       Retained     Treasury           Under      Unearned
                                                  Stock      Capital       Earnings       Stock            ESOP     Compensation
                                                  -----      -------       --------       -----            ----     ------------

Balance at July 1, 1994                     $    11,039   $  10,511,732   $ 9,158,973   $  (488,829)  $  (639,600)   $  (203,974)

Reduction of obligation under employee
  stock ownership plan                                                                                    117,819

Compensation expense with respect to
  recognition and retention plan                                                                                         102,629

Tax benefit related to recognition and
  retention plan                                                 12,889

Purchase of treasury stock, 26,250 shares                                                  (249,375)

ESOP expense related to market in excess
  of book value of shares allocated                              53,018

Change in unrealized loss on securities
  available for sale

Net income for the year ended June 30, 1995                                 1,500,624

Cash dividends - $.13 per share                                              (296,072)
                                            -----------   -------------   -----------   -----------   -----------    -----------

Balance at June 30, 1995                         11,039      10,577,639    10,363,525      (738,204)     (521,781)      (101,345)

Reduction of obligation under employee
  stock ownership plan                                                                                    112,620

Compensation expense with respect to
  recognition and retention plan                                                                                          58,784

Tax benefit related to recognition and
  retention plan                                                 23,704

Purchase of treasury stock, 78,600 shares                                                  (960,925)

ESOP expense related to market in excess
  of book value of shares allocated                              84,690

Stock options exercised, 3,189 shares                                          (6,379)       27,638

Change in unrealized loss on securities
  available for sale

                                               Unrealized
                                             Gains (Losses)
                                              on Securities       Total
                                              Available for   Shareholders'
                                                Sale, Net        Equity
                                                ---------        ------

Balance at July 1, 1994                       $  (107,884)  $18,241,457

Reduction of obligation under employee
  stock ownership plan                                          117,819

Compensation expense with respect to
  recognition and retention plan                                102,629

Tax benefit related to recognition and
  retention plan                                                 12,889

Purchase of treasury stock, 26,250 shares                      (249,375)

ESOP expense related to market in excess
  of book value of shares allocated                              53,018

Change in unrealized loss on securities
  available for sale                              131,309       131,309

Net income for the year ended June 30, 1995                   1,500,624

Cash dividends - $.13 per share                                (296,072)
                                              -----------      --------

Balance at June 30, 1995                           23,425    19,614,298

Reduction of obligation under employee
  stock ownership plan                                          112,620

Compensation expense with respect to
  recognition and retention plan                                 58,784

Tax benefit related to recognition and
  retention plan                                                 23,704

Purchase of treasury stock, 78,600 shares                      (960,925)

ESOP expense related to market in excess
  of book value of shares allocated                              84,690

Stock options exercised, 3,189 shares                            21,259

Change in unrealized loss on securities
  available for sale                             (163,753)     (163,753)

(Continued)

                                       20.

                                                         WOOD BANCORP, INC.
                                     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                              Years ended June 30, 1997, 1996 and 1995
------------------------------------------------------------------------------------------------------------------------------------

                                                           Additional                                   Obligation
                                                 Common      Paid-in       Retained     Treasury           Under      Unearned
                                                  Stock      Capital       Earnings       Stock            ESOP     Compensation
                                                  -----      -------       --------       -----            ----     ------------

Net income for the year ended June 30, 1996                               $ 1,668,279

Cash dividends - $.15 per share                                              (336,958)
                                            -----------   -------------   -----------   -----------   -----------    -----------

Balance at June 30, 1996                    $    11,039   $  10,686,033    11,688,467   $(1,671,491)  $  (409,161)   $   (42,561)

Reduction of obligation under
  employee stock ownership plan                                                                           107,420

Compensation expense with respect to
  recognition and retention plan                                                                                          34,834

Tax benefit related to recognition and
  retention plan                                                 24,902

Purchase of treasury stock, 90,450 shares                                                (1,491,300)

ESOP expense related to market in excess
  of book value of shares allocated                             150,012

Stock options exercised, 3,775 shares                                          (7,546)       32,725

Change in unrealized loss on securities
  available for sale

Stock dividend                                    5,519                        (5,519)

Shares issued with respect to recognition
  and retention plan 1,500 shares                    15          23,235                                                  (23,250)

Net income for the year ended June 30, 1997                                 1,675,395

Cash dividends - $.25 per share                                              (544,844)
                                            -----------   -------------   -----------   -----------   -----------    -----------

Balance at June 30, 1997                    $    16,573   $  10,884,182   $12,805,953   $(3,130,066)  $  (301,741)   $   (30,977)
                                            ===========   =============   ===========   ===========   ===========    ===========

                                               Unrealized
                                             Gains (Losses)
                                              on Securities       Total
                                              Available for   Shareholders'
                                                Sale, Net        Equity
                                                ---------        ------

Net income for the year ended June 30, 1996                 $ 1,668,279

Cash dividends - $.15 per share                                (336,958)
                                              -----------   -----------

Balance at June 30, 1996                      $  (140,328)   20,121,998

Reduction of obligation under
  employee stock ownership plan                                 107,420

Compensation expense with respect to
  recognition and retention plan                                 34,834

Tax benefit related to recognition and
  retention plan                                                 24,902

Purchase of treasury stock, 90,450 shares                    (1,491,300)

ESOP expense related to market in excess
  of book value of shares allocated                             150,012

Stock options exercised, 3,775 shares                            25,179

Change in unrealized loss on securities
  available for sale                               61,984        61,984

Stock dividend

Shares issued with respect to recognition and retention plan 1,500 shares

Net income for the year ended June 30, 1997                   1,675,395

Cash dividends - $.25 per share                                (544,844)
                                              -----------   -----------

Balance at June 30, 1997                      $   (78,344)  $20,165,580
                                              ===========   ===========

          See accompanying notes to consolidated financial statements.

                                      21.

                               CONSOLIDATED STATEMENTS OF CASH FLOWS
                             Years ended June 30, 1997, 1996 and 1995
--------------------------------------------------------------------------------------------------

                                                      1997             1996              1995
                                                 ------------      ------------      ------------
Cash flows from operating activities
     Net income                                  $  1,675,395      $  1,668,279      $  1,500,624
     Adjustments to reconcile net income
       to net cash from operating activities
         Depreciation                                 131,122           115,493           121,629
         Gain on loan sales                          (199,162)         (105,039)          (25,108)
         Loans originated for sale                (14,182,540)      (18,497,220)       (3,026,255)
         Proceeds from sale of loans               14,212,692        18,602,259         3,051,363
         Provision for loan losses                    120,000           120,000            60,000
         Net accretion                               (117,999)          (36,775)          (47,142)
         Investment security gains                        461                              (4,713)
         Stock dividend on FHLB stock                 (94,600)          (87,700)          (75,000)
         Amortization of unearned
           compensation                                34,834            58,784           102,629
         Tax benefit from recognition and
           retention plan shares                       24,902            23,704            12,889
         ESOP expense                                 257,432           197,310           170,839
         Change in
              Interest receivable                     (37,235)         (209,577)         (118,361)
              Other assets                            351,716          (258,867)          (90,994)
              Income taxes payable                    (35,191)          (32,335)           29,172
              Other liabilities                       256,606           (23,015)          110,182
              Interest payable                        103,954            (9,836)           14,449
              Deferred loan fees                       (8,074)             (454)          (30,979)
              Deferred taxes                           92,731            81,554
                                                 ------------      ------------      ------------
                  Net cash from operating
                    activities                      2,587,044         1,606,565         1,755,224
                                                 ------------      ------------      ------------

Cash flows from investing activities
     Net change in interest-bearing
       balances with banks                         (2,151,389)          274,686           851,850
     Investment and mortgage-backed
       securities available for sale
         Proceeds from sales                        1,050,000                              59,713
         Proceeds from maturities and calls         5,220,000           713,481               573
         Purchases                                 (4,300,000)      (10,177,915)          (56,462)
         Proceeds from principal payments
           on mortgage-backed securities              782,565         1,341,966           687,943

                                   (Continued)


                                       22.

                                 CONSOLIDATED STATEMENTS OF CASH FLOWS
                               Years ended June 30, 1997, 1996 and 1995
------------------------------------------------------------------------------------------------------

                                                          1997              1996              1995
                                                      ------------      ------------      ------------
Cash flows from investing activities  (continued)
      Investment and mortgage-backed
        securities held to maturity
         Proceeds from maturities and calls                             $    500,000      $  2,115,000
         Purchases                                                          (662,944)       (2,821,865)
         Proceeds from principal payments
           on mortgage-backed securities                                     174,342           238,525
      Net increase in loans                           $(19,943,203)         (758,798)      (10,340,714)
      Properties and equipment
        expenditures, net                                 (632,419)         (143,354)         (173,225)
      Purchases of repurchase agreements                (5,000,000)
      Proceeds from repurchase agreements                2,500,000         2,500,000
                                                      ------------      ------------      ------------
         Net cash from investing activities            (17,474,446)      (11,238,536)       (9,438,662)
                                                      ------------      ------------      ------------

Cash flows from financing activities
      Net change in deposits                             4,716,188        10,985,291         4,457,099
      Proceeds from FHLB borrowings                     24,150,000         8,500,000         4,900,000
      Repayment of FHLB borrowings                     (11,690,639)       (8,759,883)         (177,514)
      Proceeds from issuance of stock                       25,179            21,259
      Cash dividends paid                                 (544,844)         (336,958)         (296,072)
      Purchase of treasury stock                        (1,491,300)         (960,925)         (249,375)
                                                      ------------      ------------      ------------
         Net cash from financing activities             15,164,584         9,448,784         8,634,138
                                                      ------------      ------------      ------------

Net change in cash and cash equivalents                    277,182          (183,187)          950,700

Cash and cash equivalents at beginning
  of year                                                2,637,396         2,820,583         1,869,883
                                                      ------------      ------------      ------------

Cash and cash equivalents at end of year              $  2,914,578      $  2,637,396      $  2,820,583
                                                      ============      ============      ============

Supplemental disclosures of cash flow
  information
      Cash paid during the year for
         Interest                                     $  6,002,781      $  5,298,429      $  4,380,431
         Income taxes                                      842,850           860,682           688,300
      Noncash activities
         Transfer securities to available
           for sale                                            -           8,705,534

          See accompanying notes to consolidated financial statements.

                                       23.

                               WOOD BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1997, 1996 and 1995

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation Policy: The consolidated financial statements include the accounts of Wood Bancorp, Inc. (the "Company") and its wholly owned subsidiary, First Federal Bank (the "Bank"). All significant intercompany transactions and balances have been eliminated.

Industry Segment Information: The Company is engaged in the business of banking with operations conducted through its main office and five branches located in Bowling Green, Ohio, and neighboring communities. These communities are the source of substantially all of the Company's deposit and loan activities. The majority of the Company's income is derived from one- to four-family residential real estate loans.

Use of Estimates in Preparation of Financial Statements: In preparing financial statements, management must make estimates and assumptions. These estimates and assumptions affect the amounts reported for assets, liabilities, revenues and expenses as well as affecting the disclosures provided. Future results could differ from current estimates. Areas involving the use of management's estimates and assumptions primarily include the allowance for loan losses, the realization of deferred tax assets, fair value of certain securities and capitalized mortgage loan servicing rights and the determination and carrying value of impaired loans.

Cash Reserves: At June 30, 1997, the Company was required to have $342,000 on deposit with the Federal Reserve Bank or as cash on hand. These reserves do not earn interest.

Investment Securities: Securities are classified into held-to-maturity, available-for-sale, and trading categories. Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity, and are reported at amortized cost. Available-for-sale securities are those which the Company may decide to sell if needed for liquidity, asset-liability management, or other reasons. Available-for-sale securities are reported at fair value, with unrealized gains or losses included as a separate component of equity, net of tax.

Realized gains or losses on sales are determined based on the amortized cost of the specific security sold. Amortization of premiums and accretion of discounts are computed under the level-yield method and are recognized as adjustments to interest income. Prepayment activity on mortgage-backed securities is affected primarily by changes in interest rates. Yields on mortgage-backed securities are adjusted as prepayments occur through changes to premium amortization or discount accretion.

                                      24.

Loans: Interest income on loans is accrued over the term of the loans based upon the principal outstanding. The accrual of interest on loans is suspended when, in management's opinion, the collection of all or a portion of the loan principal has become doubtful. When a loan is placed on nonaccrual status, accrued and unpaid interest at risk is charged against income. Under Statement of Financial Accounting Standards ("SFAS") No. 114, as amended by SFAS No. 118, the carrying value of impaired loans is periodically adjusted to reflect cash payments, revised estimates of future cash flows and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such and other cash payments are reported as reductions in carrying value. Increases or decreases in carrying value due to changes in estimates of future payments or the passage of time are reported as reductions or increases in bad debt expense.

Effective July 1, 1996, the Company adopted SFAS No. 122, "Accounting for Mortgage Servicing Rights." SFAS No. 122 requires lenders who sell or securitize originated loans and retain the servicing rights to recognize as separate assets the rights to service mortgage loans for others. SFAS No. 122 also requires that capitalized mortgage servicing rights be assessed for impairment based on the fair value of those rights. For purposes of measuring impairment, management stratifies loans by loan type, interest rate and investor. SFAS No. 122 did not materially impact the Company's financial condition or results of operations.

Mortgage loans originated by the Bank and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income. To mitigate the interest rate risk associated with loans held for sale, management obtains fixed secondary market purchase commitments for these loans.

Loan fees, net of direct loan origination costs, are deferred and recognized over the life of the loan as a yield adjustment.

Allowance for Loan Losses: Because some loans may not be repaid in full, an allowance for loan losses is maintained. Increases to the allowance are recorded by a provision for loan losses charged to expense. Estimating the risk of the loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover losses that are currently anticipated based on past loss experience, general economic conditions, information about specific borrower situations including their financial position and collateral values, and other factors and estimates which are subject to change over time. While management may periodically allocate portions of the allowance for specific problem loan situations, the whole allowance is available for any loan charge-offs that occur. A loan is charged-off against the allowance by management when deemed uncollectible, although collection efforts continue and future recoveries may occur.


                                      25.

Effective July 1, 1995, the Company adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." SFAS No. 114 requires that the carrying values of impaired loans be determined by calculating the present value of estimated future cash flows, discounted using the loan's effective interest yield. A loan is impaired when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. SFAS No. 118 was issued in October 1994 and amends SFAS No. 114 to allow a creditor to use existing methods to recognize income on impaired loans. SFAS No. 114 and SFAS No. 118 did not materially impact the Company's financial condition or results of operations.

Smaller-balance homogeneous loans are evaluated for impairment in total. Such loans include residential first mortgage loans secured by one- to four-family residences, residential construction loans and automobile, home equity and second mortgages. Commercial loans and mortgage loans secured by other properties are evaluated individually for impairment. When analysis of borrower operating results and financial condition indicates that underlying cash flows of the borrower's business are not adequate to meet its debt service requirements, the loan is evaluated for impairment. Often this is associated with a delay or shortfall in payments of 30 days or more. Loans are generally moved to nonaccrual status when 90 days or more past due or when collection of principal or interest is in doubt. These loans are often also considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible. The nature of disclosures for impaired loans is considered generally comparable to prior nonaccrual and renegotiated loans and non-performing and past-due asset disclosures.

Real Estate Owned: Real estate owned, other than that which is used in the normal course of business, is recorded at fair value less estimated costs to sell. For real estate acquired through foreclosure, any initial loss is recorded as a charge to the allowance for loan losses prior to being transferred to real estate owned. Any subsequent reduction in fair value is recognized in a valuation allowance by charges to income.

Office Properties and Equipment: Office properties and equipment are stated at cost less accumulated depreciation. Depreciation is computed based on both the straight-line method and the accelerated method over the estimated useful lives of the respective properties and equipment. Maintenance and repairs are expensed and major improvements are capitalized.

Profit Sharing Plan: The Company maintains a profit sharing plan for substantially all employees. Annual contributions to the plan are determined by the Board of Directors. Expenses related to the profit sharing plan were $101,300, $101,000 and $100,700 for the years ended June 30, 1997, 1996 and
1995, respectively.

Income Taxes: The Company records income tax expense based upon the amount of tax due on its tax return plus deferred taxes computed based upon the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates. The provision for income taxes is based upon the effective tax rate expected to be applicable for the entire year.


                                      26.

Concentrations of Credit Risk: The Bank grants residential, consumer and commercial loans to customers located primarily in Wood and surrounding counties in Ohio. Real estate mortgage loans make up approximately 84% of the Company's loan portfolio and the remaining 16% is made up of consumer and commercial loans. The Bank, in the normal course of business, makes commitments to make loans which are not reflected in the financial statements.
These commitments are discussed in Note 9.

Statement of Cash Flows: For purposes of this statement, cash and cash equivalents are defined to include the Company's cash on hand, due from banks and federal funds sold. The Company reports net cash flows for customer loan transactions, deposit transactions and interest-bearing deposits made with other financial institutions.

Earnings Per Share: Earnings per common share for 1997 and 1996 were computed by dividing net income by the weighted average number of shares outstanding for the period. On July 1, 1997, the board of Directors declared a 3 for 2 stock split payable July 29, 1997, which was accounted for similar to a 50% stock split. All earnings and dividends per share disclosures have been restated to reflect the stock dividend. Weighted average shares outstanding used to compute earnings per share for the 1997, 1996 and 1995 periods were, 2,263,305, 2,326,085 and
2,378,889 respectively, as restated for the stock dividend.

Stock options outstanding have a dilutive effect of less than 3% on net income per share for 1997, 1996 and 1995.

Accounting for Stock Option and Incentive Plan: SFAS No. 123, "Accounting for Stock-Based Compensation," issued in October 1995, encourages, but does not require, entities to use a "fair value based method" to account for stock-based compensation plans. If the fair value accounting encouraged by SFAS No. 123 is not adopted, entities must disclose the pro forma effect on net income and on earnings per share had the accounting been adopted. Fair value of a stock option is to be estimated using an option-pricing model, such as Black-Scholes, that considers: exercise price, expected life of the option, current price of the stock, expected price volatility, expected dividends on the stock and the risk-free interest rate. Once estimated, the fair value of an option is not later changed. The accounting and disclosure requirements of this statement are effective for transactions entered into in fiscal years beginning after December 15, 1995. Pro forma disclosures required for entities that elect to continue to measure compensation cost using existing accountings methods must include the effects of all awards granted in fiscal years beginning after December 15, 1994. Stock option grants in fiscal 1997 and 1996, of 5,000 and 2,000 shares, respectively, do not materially affect current or future pro forma earnings per share.

Financial Statement Presentation: Certain items in the 1996 and 1995 financial statements have been reclassified to correspond with the 1997 presentation.

                                      27.

NOTE 2 - INVESTMENT SECURITIES

The amortized cost, gross unrealized gains and losses and estimated fair values of investment securities at June 30, 1997 and 1996 are as follows:

                                                  -------------------------------1997------------------------------
                                                                         Gross          Gross           Estimated
                                                       Amortized      Unrealized     Unrealized           Fair
                                                         Cost            Gains         Losses             Value
                                                         ----            -----         ------             -----
Available for sale
      U.S. Treasury Securities                    $       540,627    $    152,073                  $        692,700
      U.S. Government agencies                          9,972,708          23,327   $     86,647          9,909,388
      U.S. Government agency
         step-up bonds                                    800,000                          9,252            790,748
      Mutual funds and equity
         investments                                    2,781,306             276         65,881          2,715,701
      Other                                                40,000                                            40,000
                                                  ---------------    ------------   ------------   ----------------
         Total investment securities                   14,134,641         175,676        161,780         14,148,537
                                                  ---------------    ------------   ------------   ----------------
      Mortgage-backed securities
         CMOs and REMICs                                4,650,973          41,272        100,746          4,591,499
         Other mortgage-backed
            securities                                  4,325,959           6,124         79,249          4,252,834
                                                  ---------------    ------------   ------------   ----------------
         Total mortgage-
           backed securities                            8,976,932          47,396        179,995          8,844,333
                                                  ---------------    ------------   ------------   ----------------

      Total investment and
        mortgage-backed securities
        available for sale                        $    23,111,573    $    223,072   $    341,775   $     22,992,870
                                                  ===============    ============   ============   ================


                                      28.

                                                  ------------------------------1996-------------------------------
                                                                         Gross         Gross            Estimated
                                                      Amortized       Unrealized    Unrealized            Fair
                                                        Cost             Gains        Losses              Value
                                                        ----             -----        ------              -----
Available for sale
      U.S. Treasury Securities                    $       681,998    $    156,673                  $        838,671
      U.S. Government agencies                         11,022,712          11,037   $    150,593         10,883,156
      U.S. Government agency step-up
        bonds                                           1,517,639           7,024         25,802          1,498,861
      Mutual funds and equity
        investments                                     2,712,148                         87,189          2,624,959
      Other                                                40,000                                            40,000
                                                  ---------------    ------------   ------------   ----------------
         Total investment securities                   15,974,497         174,734        263,584         15,885,647
                                                  ---------------    ------------   ------------   ----------------
      Mortgage-backed securities
         CMOs and REMICs                                4,681,972           3,922         77,890          4,608,004
         Other mortgage-backed securities               5,090,133          62,723        112,523          5,040,333
                                                  ---------------    ------------   ------------   ----------------
         Total mortgage-
           backed securities                            9,772,105          66,645        190,413          9,648,337
                                                  ---------------    ------------   ------------   ----------------

      Total investment and
        mortgage-backed securities
        available for sale                        $    25,746,602    $    241,379   $    453,997   $     25,533,984
                                                  ===============    ============   ============   ================

                                      29.

The amortized cost and estimated fair value of debt securities at June 30, 1997, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                              Amortized          Estimated
                                                                                Cost            Fair Value
                                                                                ----            ----------
      Available for sale
           Due in one year or less                                        $     1,148,696     $     1,145,623
           Due after one year through five years                                3,548,282           3,515,636
           Due after five years through ten years                               6,116,357           6,233,140
           Due after ten years                                                    500,000             498,437
                                                                          ---------------     ---------------
                                                                               11,313,335          11,392,836

           CMOs and REMICs                                                      4,650,973           4,591,499
           Other mortgage-backed securities                                     4,325,959           4,252,834
                                                                          ---------------     ---------------
                  Total mortgage-backed securities                              8,976,932           8,844,333

           Mutual funds and equity investments                                  2,781,306           2,715,701
           Other                                                                   40,000              40,000
                                                                          ---------------     ---------------

                                                                          $    23,111,573     $    22,992,870
                                                                          ===============     ===============

Proceeds from the sale of securities for the year ended June 30, 1997 were $1,050,000, resulting in gross losses of $2,410. Securities called or settled by the issuer during 1997 resulted in gross gains of $1,949. No securities were sold during 1996. Proceeds from the sale of equity securities for the year ended June 30, 1995 were $59,713, resulting in gross gains of $4,713.

Investment securities with a carrying value of $499,843 and $276,468 as of June 30, 1997 and 1996, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

To provide additional flexibility to meet liquidity and asset/liability needs, the Company reclassified securities with an amortized cost of $8,705,534 from held to maturity to available for sale. The securities were transferred in December 1995 as allowed by the SFAS No. 115 implementation guide issued by the Financial Accounting Standards Board ("FASB"), with the related unrealized loss of $69,977 recorded net of tax as a decrease in shareholders' equity.

                                      30.

NOTE 3 - LOANS

Loans as presented on the balance sheet are comprised of the following classifications at June 30:

                                                                               1997                  1996
                                                                               ----                  ----
Real estate mortgage loans (principally conventional)
      Principal balances
         Secured by one- to four- family residences                    $      93,537,749     $      85,387,205
         Secured by other properties                                           7,295,761             4,812,944
         Construction                                                          4,515,950             6,397,279
         Home equity                                                           8,334,481             4,111,607
                                                                       -----------------     -----------------
                                                                             113,683,941           100,709,035
      Less:
         Loans in process                                                      2,245,571             4,104,299
         Net deferred loan origination fees                                      200,660               208,733
                                                                       -----------------     -----------------
             Total real estate mortgage loans                                111,237,710            96,396,003
                                                                       -----------------     -----------------

Consumer and other loans
      Principal balances
         Automobile                                                            7,695,651             7,013,451
         Commercial                                                            8,035,167             4,098,055
         Other                                                                 4,925,380             4,462,150
                                                                       -----------------     -----------------
             Total consumer and other loans                                   20,656,198            15,573,656
                                                                       -----------------     -----------------

                                                                             131,893,908           111,969,659
Allowance for loan losses                                                        575,985               513,367
                                                                       -----------------     -----------------

Loans, net                                                             $     131,317,923     $     111,456,292
                                                                       =================     =================

A summary of the activity in the allowance for loan losses is as follows:

                                                                   1997             1996              1995
                                                                   ----             ----              ----
           Balance at beginning of period                     $    513,367      $    409,706     $    351,325
           Provision for loan losses                               120,000           120,000           60,000
           Recoveries                                               33,097             1,111              292
           Charge-offs                                             (90,479)          (17,450)          (1,911)
                                                              ------------    --------------     ------------

           Balance at end of period                           $    575,985      $    513,367     $    409,706
                                                              ============      ============     ============


                                      31.

No loans were transferred to foreclosed real estate in 1997 or 1996.

The Bank is not committed to lend additional funds to debtors whose loans have been modified.

Loans serviced for other institutions totaled $32,418,955, $20,291,370, and $3,609,081 at June 30, 1997, 1996 and 1995, respectively. Nonaccrual loans totaled $0 at June 30, 1997 and 1996, and $28,479 at June 30, 1995. Interest not recognized on nonaccrual loans totaled approximately $1,947, $2,613 and $2,412 for June 30, 1997, 1996 and 1995, respectively. Impaired loans were insignificant at June 30, 1997 and 1996 and during the fiscal years ended June 30, 1997 and 1996.


NOTE 4 - RELATED PARTY TRANSACTIONS

In the course of its business, the Bank has granted loans to executive officers, directors, and their related business interests. A summary of related party loan activity, for loans aggregating $60,000 or more to any one related party, is as follows for the year ended June 30:

                                                                                  1997                1996
                                                                                  ----                ----
           Balance at beginning of period                                    $   510,521         $   328,195
           New loans                                                             268,100             208,476
           Repayments                                                           (196,119)            (26,150)
                                                                             -----------         -----------

           Balance at end of period                                          $   582,502         $   510,521
                                                                             ===========         ===========


                                      32.

NOTE 5 - OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment consists of the following:

                                                                                    1997                  1996
                                                                                    ----                  ----

           Land                                                                 $     605,879        $      452,933
           Buildings and improvements                                               1,892,967             1,560,895
           Furniture and equipment                                                    979,019               815,312
           Construction in process                                                     78,150                94,457
                                                                                -------------        --------------
           Total cost                                                               3,556,015             2,923,597
           Accumulated depreciation                                                 1,695,684             1,564,563
                                                                                -------------        --------------

           Office properties and equipment, net                                 $   1,860,331        $    1,359,034
                                                                                =============        ==============

NOTE 6 - DEPOSITS

The aggregate amount of deposits with a minimum denomination of $100,000 was $16,984,405 and $18,034,465 at June 30, 1997 and 1996, respectively.

At June 30, 1997, scheduled maturities of certificates of deposit are as follows:

       1998                                           $     42,452,858
       1999                                                 17,203,285
       2000                                                  2,557,532
       2001                                                  1,878,418
       2002                                                     58,472
       Thereafter                                               25,640
                                                      ----------------

                                                      $     64,176,205
                                                      ================

NOTE 7 - INCOME TAXES

The provision for income taxes consists of the following:

                                                                 1997              1996             1995
                                                                 ----              ----             ----
        Current                                              $   853,794      $    912,596      $    737,450
        Deferred                                                  92,731            81,554
                                                             -----------      ------------

        Total income tax provision                           $   946,525      $    994,150      $    737,450
                                                             ===========      ============      ============


                                      33.

The differences between the financial statement provision and amounts computed by applying the statutory federal income tax rate of 34% to income before taxes are as follows:

                                                                 1997              1996             1995
                                                                 ----              ----             ----
        Income tax computed at the
          statutory federal rate                             $   891,453      $    905,226      $    760,945

        Add (subtract) tax effect of
           ESOP deduction                                         51,004            28,795            18,026
           Other                                                   4,068            60,129           (41,521)
                                                             -----------      ------------      ------------

        Total income tax provision                           $   946,525      $    994,150      $    737,450
                                                             ===========      ============      ============

The tax effects of principal temporary differences and the resulting deferred tax assets and liabilities that comprise the net deferred tax balance are as follows at June 30:

                                                                                   1997              1996
                                                                                   ----              ----
     Items giving rise to deferred tax assets:
         Deferred loan fees                                                  $      68,225     $      70,970
         Recognition and retention plan                                             10,355            37,203
         Accrued vacation                                                            7,087             6,703
         Accrued retirement                                                                           17,000
         Accelerated ESOP expense                                                    6,159             5,861
         Unrealized loss on securities available for sale                           40,359            72,291

     Items giving rise to deferred tax liabilities:
         FHLB stock dividend                                                      (145,821)         (113,657)
         Franchise taxes                                                           (32,180)          (41,432)
         Depreciation                                                              (11,771)          (11,977)
         Allowance for loan losses in excess of tax reserve                        (18,767)          (37,957)
         Gain on other real estate owned                                                              (3,839)
         Mortgage servicing rights                                                 (47,143)
                                                                             -------------     -------------
              Net deferred tax asset/(liability)                             $    (123,497)    $       1,166
                                                                             =============     =============

The Company has sufficient taxes paid in prior years and available for recovery to warrant recording the full deferred tax asset without a valuation allowance.

                                      34.

Retained earnings at June 30, 1997 includes approximately $2,300,000 for which no provision for federal income taxes has been made. This amount represents the tax bad debt reserve at June 30, 1988, which is the end of the Bank's base year for purposes of calculating the bad debt deduction for tax purposes. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, the amount used will be added to future taxable income. The unrecorded deferred tax liability on the above amount at June 30, 1997 was approximately $782,000.

Taxes attributable to securities gains approximated $(157) and $1,602 for the years ended June 30, 1997 and 1995, respectively.


NOTE 8 - ADVANCES FROM FEDERAL HOME LOAN BANK

The Company had the following outstanding Federal Home Loan Bank ("FHLB") advances at June 30, 1997 and 1996:

                                                      --------------------------1997--------------------------
                                                                           Rate at
                                                          Amount           June 30               Maturity
                                                          ------           -------               --------
Mortgage Matched Advance, (monthly
  principal and interest payment of
  $16,255) fixed rate                                 $     1,560,786       6.20%                  June 2008
Mortgage Matched Advance (monthly
  principal and interest payment of
  $16,048) fixed rate                                       1,564,520       6.00%                  July 2008
Libor Index Advance, variable rate                          2,000,000       5.6875%                June 1998
Libor Index Advance, variable rate                          2,000,000       5.7375%                June 2001
Cash Management Advance, variable rate                      7,500,000       5.75%               July through
                                                                                              September 1997
Regular Fixed Rate                                            200,000       6.35%                August 1997
Regular Fixed Rate                                            450,000       6.45%               January 1998
Regular Fixed Rate                                          5,000,000       6.10%              November 1999
Short Term Fixed Rate                                       1,500,000       5.60%                August 1997
                                                     ----------------

                                                     $     21,775,306


                                      35.

                                                      ---------------------------1996-------------------------
                                                                           Rate at
                                                          Amount           June 30                 Maturity
                                                          ------           -------                 --------
Mortgage Matched Advance (monthly
  principal and interest payment of
  $16,255) fixed rate                                 $     1,655,850       6.20%                  June 2008
Mortgage Matched Advance (monthly
  principal and interest payment of
  $16,048) fixed rate                                       1,660,095       6.00%                  July 2008
Libor Index Advance, variable rate                          2,000,000       5.4843%                June 1998
Libor Index Advance, variable rate                          2,000,000       5.5343%                June 2001
Cash Management Advances, variable rate                     2,000,000       5.80%             September 1996
                                                      ---------------

                                                      $     9,315,945
                                                      ===============

At June 30, 1997, scheduled principal payments on FHLB advances are as follows:

         1998                                           $     11,853,628
         1999                                                    216,403
         2000                                                  5,229,978
         2001                                                  2,244,406
         2002                                                    259,739
         Thereafter                                            1,971,152
                                                        ----------------

                                                        $     21,775,306
                                                        ================

All advances are collateralized by the Company's FHLB stock and residential mortgage loans totaling $32,663,000 and $13,974,000 at June 30, 1997 and 1996,
respectively.


NOTE 9 - COMMITMENTS AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to make loans. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to make loans is represented by the contractual amount of those instruments. The Company follows the same credit policy to make such commitments as is followed for those loans recorded in the financial statements.


                                      36.

NOTE 9 - COMMITMENTS AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (Continued)

As of June 30, 1997 and 1996, variable rate commitments to make loans or fund outstanding lines of credit amounted to approximately $9,467,000 and $10,116,000, respectively, and fixed rate commitments amounted to $2,231,000 and $1,336,000, respectively. The interest rates on variable rate commitments ranged from 6.75% to 11.50% and interest rates on fixed rate commitments ranged from 7.00% to 12.50% at June 30, 1997. Since loan commitments may expire without being used, the amounts do not necessarily represent future cash commitments.


NOTE 10 - FDIC INSURANCE

The deposits of savings associations such as the Bank are presently insured by the Savings Association Insurance Fund (the "SAIF"), which, along with the Bank Insurance Fund (the "BIF"), is one of the two insurance funds administered by the FDIC. Financial institutions which are members of the BIF were experiencing substantially lower deposit insurance premiums because the BIF had achieved its required level of reserves, while the SAIF had not yet achieved its required reserves. On September 30, 1996, President Clinton signed into law the Omnibus Bill which included provisions designed to recapitalize the SAIF and to mitigate the BIF/SAIF premium disparity. The Omnibus Bill required the FDIC to impose a special assessment on SAIF-insured deposits which was set at 65.7 cents per $100 of SAIF insured deposits at March 31, 1995. The assessment was paid on November 27, 1996 from working capital of the Bank. Since the SAIF reached its required reserve ratio following the assessment, the FDIC reduced the annual assessment rates for SAIF insured institutions to bring them in line with BIF assessment rates. The Company's special assessment totaled $442,611, after taxes.

The Bank, however, will continue to be subject to an assessment to fund the repayment of the FICO obligations. It is anticipated that the premium for SAIF insured institutions will be approximately 6.5 cents per $100 of deposits while BIF insured institutions will pay approximately 1.5 cents per $100 of deposits until the year 2000 when the assessment will be imposed at the same rate on all FDIC insured institutions.


NOTE 11 - EMPLOYEE STOCK OWNERSHIP PLAN

The Company has established an Employee Stock Ownership Plan ("ESOP") for the benefit of employees who have completed at least one year of service and 1,000 hours of work. Contributions under the ESOP are conditioned upon the ESOP being qualified under Sections 401 and 501 of the Internal Revenue Code of 1986, as amended (the "Code"). Wood Bancorp, Inc. has received a favorable determination letter dated June 19, 1995, from the Commissioner of the Internal Revenue Service.


                                      37.

To fund the plan, the ESOP borrowed $746,200 from the Company for the purposes of purchasing 111,930 shares of stock at $6.67 per share in the Conversion. Principal and interest payments on the loan were due in annual installments beginning June 1994, with the final payments of principal and accrued interest being due and payable at maturity, which is June 2000. Interest is payable during the term of the loan at a fixed rate of 6%. The loan is collateralized by the shares of the Company's common stock purchased with the proceeds. As First Federal periodically makes contributions to the ESOP to repay the loan, shares will be allocated among participants on the basis of all taxable compensation and any amount of compensation contributed to First Federal's cafeteria plan.

Effective July 1, 1994, the Company adopted Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans". The effect of initially adopting SOP 93-6 was not material. Under SOP 93-6, the shares pledged as collateral are reported as unearned ESOP shares in the consolidated balance sheet. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings-per-share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings, while dividends on unallocated ESOP shares are recorded as a reduction of debt. ESOP compensation expense was $257,432 and $197,310 for 1997 and 1996, respectively.

The ESOP shares were as follows at June 30:

                                                                                  1997                    1996
                                                                                  ----                    ----
               Allocated shares                                                     52,155                  35,262
               Shares committed to be released                                      16,113                  16,893
               Unreleased shares                                                    43,662                  59,775
                                                                              ------------           -------------
                    Total ESOP shares                                              111,930                 111,930
                                                                              ============           =============

               Fair value of unreleased shares                                $    736,796           $     757,150
                                                                              ============           =============

                                      38.

NOTE 12 - STOCK OPTION AND INCENTIVE PLAN

The Company sponsors a shareholder-approved stock option plan which authorizes the Stock Option Committee of the Board to grant options to directors, officers and employees of the Company or its subsidiaries. A total of 159,900 common shares, as adjusted for the July 1996 stock split, were reserved for issuance under the Plan. Options may be granted at a price not less than fair market value at the date of grant. Options to purchase 5,000 and 2,000 shares were granted during 1997 and 1996, respectively, at an exercise price of $15.50 and $15.125 per share, respectively. No options were granted during 1994 and 1995. Options to purchase 134,316 shares were granted during 1993 at an exercise price of $6.67 per share, as adjusted for the July 1996 stock split. These options are subject to a five-year vesting schedule for those granted to employees and a four-year vesting schedule for those granted to non-employee directors.

Information about options granted is as follows:

                                        -----------------1997--------------     ---------------1996----------------
                                                                 Weighted                              Weighted
                                             Number of            Average           Number of           Average
                                              Options         Exercise Price         Options        Exercise Price
                                              -------         --------------         -------        --------------
Options outstanding July 1                      130,167     $          6.67             134,316    $          6.67
Options granted                                   5,000               15.50               2,000             15.125
Options forfeited                                 1,599                6.67               2,960             15.125
Options exercised                                 3,775                6.67               3,189               6.67
                                        ---------------                         ---------------
Options outstanding June 30                     129,793                7.00             130,167               6.67
                                        ===============                         ===============

Options exercisable                              79,541     $          6.67              55,325    $          6.67
                                        ===============     ===============     ===============    ===============

                                      39.

NOTE 13 - RECOGNITION AND RETENTION PLAN

The Bank has adopted a Recognition and Retention Plan ("RRP") as a means of providing directors and certain key employees of the Bank with an ownership interest in the Company in a manner designed to reward and retain such directors and key employees. The Company issued 56,916 shares out of its authorized but unissued shares at the conclusion of the Conversion to fund the RRP. The shares vest at a rate of 20% per year with the first installment vesting six months after the completion of the Conversion and each additional installment vesting on each subsequent anniversary of such date. The cost of the RRP will be reflected as compensation expense in the consolidated statement of income as vesting occurs.


NOTE 14 - RESTRICTIONS ON RETAINED EARNINGS AND CAPITAL
               REQUIREMENTS

Related to its 1993 conversion from a mutual to stock savings and loan association, the Bank established a liquidation account which was equal to its total net worth as of the date of the latest balance sheet appearing in the final Conversion prospectus. The liquidation account will be maintained for the benefit of eligible depositors who continue to maintain their accounts at the Bank after the Conversion. The liquidation account will be reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The Bank may not pay dividends that would reduce shareholders' equity below the required liquidation account balance.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory actions that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about the Bank's components, risk weightings and other factors. At June 30, 1997, management believes the Company and the Bank are in compliance with all regulatory capital requirements. Based on the Bank's computed regulatory capital ratios, the Bank is considered well capitalized under Section 38 of the Federal Deposit Insurance Act at June 30, 1997.

                                      40.

Federal regulations limit all capital distributions, including cash dividends, by savings associations. The regulation establishes a tiered system of restrictions, with the greatest flexibility afforded to thrifts which are both well-capitalized and given favorable qualitative examination ratings. These restrictions would not currently limit the Company from paying normal dividends.

At June 30, 1997 and 1996, the Bank's actual capital levels (in thousands) and minimum required levels were:

                                                                                                Minimum Required
                                                                           Minimum Required     To Be Well Capitalized
                                                                              For Capital       Under Prompt Corrective
                                                         Actual            Adequacy Purposes    Action Regulations
                                                         ------            -----------------    ------------------
                                                   Amount     Ratio         Amount     Ratio     Amount     Ratio
                                                   ------     -----         ------     -----     ------     -----
1997
----
Total capital (to risk weighted assets)           $ 14,554    15.20%      $   7,658    8.00%   $   9,573   10.00%
Tier 1 (core) capital (to risk weighted assets)   $ 14,041    14.67%      $   3,829    4.00%   $   5,744    6.00%
Tier 1 (core) capital (to adjusted total assets)  $ 14,041     8.71%      $   4,834    3.00%   $   8,056    5.00%
Tangible capital (to adjusted total assets)       $ 14,041     8.71%      $   2,417    1.50%   N/A

1996
----
Total capital (to risk weighted assets)           $ 12,579    16.18%      $   6,221    8.00%   $   7,776   10.00%
Tier 1 (core) capital (to risk weighted assets)   $ 12,138    15.61%      $   5,772    4.00%   $   4,665    6.00%
Tier 1 (core) capital (to adjusted total assets)  $ 12,138     8.41%      $   4,329    3.00%   $   3,888    5.00%
Tangible capital (to adjusted total assets)       $ 12,138     8.41%      $   2,165    1.50%   N/A

The Bank was considered well capitalized at June 30, 1997 and 1996. No conditions or events have occurred subsequent to June 30, 1997 that management believes would change First Federal's capital category.

                                      41.

NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Wood Bancorp, Inc. is as follows at June 30:

                                             CONDENSED BALANCE SHEETS

                                                                                  1997                1996
                                                                                  ----                ----
     Assets
     Cash                                                                  $     3,066,707     $     5,162,248
     Interest-bearing deposits in other
       financial institutions                                                       99,000              98,937
     Investment securities                                                       2,033,443           1,945,877
     Mortgage-backed and related securities                                        599,973             628,274
     Loan receivable from subsidiary                                               319,800             426,400
     Investment in subsidiary                                                   14,021,379          12,043,846
     Other assets                                                                   26,424             195,251
                                                                           ---------------     ---------------
         Total assets                                                      $    20,166,726     $    20,500,833
                                                                           ===============     ===============

     Liabilities
     Other liabilities                                                     $         1,146     $       378,835

     Shareholders' Equity
     Common stock                                                                   16,573              11,039
     Additional paid-in capital                                                 10,884,182          10,686,033
     Retained earnings                                                          12,805,953          11,688,467
     Treasury stock                                                             (3,130,066)         (1,671,491)
     Obligation under employee stock ownership plan                               (301,741)           (409,161)
     Unearned compensation                                                         (30,977)            (42,561)
     Unrealized loss on available for sale securities, net                         (78,344)           (140,328)
                                                                           ---------------     ---------------
         Total liabilities and shareholders' equity                        $    20,166,726     $    20,500,833
                                                                           ===============     ===============


                                      42.

NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
(Continued)

                                          CONDENSED STATEMENTS OF INCOME
                                For the years ended June 30, 1997, 1996 and 1995

                                                                    1997             1996              1995
                                                                    ----             ----              ----
     Interest income
         Investment securities                                $     116,740     $     113,119    $     123,745
         Mortgage-backed and related securities                      37,836            38,575           47,662
         Loan to subsidiary                                          25,939            32,423           38,909
         Other interest income                                        6,703            23,227           10,480
                                                              -------------     -------------    -------------
              Total interest income                                 187,218           207,344          220,796
                                                              -------------     -------------    -------------

     Operating expenses                                              89,967            96,272          105,702
                                                              -------------     -------------    -------------

     Income before taxes and equity in
       earnings of subsidiary                                        97,251           111,072          115,094

     Provision for income taxes                                      33,100            37,750           40,450
                                                              -------------     -------------    -------------

     Income before equity in earnings
        of subsidiary                                                64,151            73,322           74,644

     Equity in earnings of subsidiary                             1,611,244         1,594,957        1,425,980
                                                              -------------     -------------    -------------

     Net income                                               $   1,675,395     $   1,668,279    $   1,500,624
                                                              ==============    =============    =============

                                      43.

                                           CONDENSED STATEMENTS OF CASH FLOWS
                                   For the years ended June 30, 1997, 1996 and 1995

                                                                     1997             1996               1995
                                                                     ----             ----               ----
     Cash flows from operating activities
     Net income                                                $    1,675,395    $     1,668,279    $     1,500,624
     Adjustments to reconcile net income
       to net cash from operating activities:
         Equity in earnings of subsidiary                          (1,611,244)        (1,594,957)        (1,425,980)
         Principal reduction of ESOP obligation                       106,600            106,600            106,600
         Net accretion                                                   (186)              (726)           (27,266)
         Change in
              Other assets                                            147,628            (80,267)          (102,158)
              Other liabilities                                      (433,698)           374,839             (3,354)
                                                               --------------     --------------    ---------------
         Net cash from operating activities                          (115,505)           473,768             48,466
                                                               --------------     --------------    ---------------

     Cash flows from investing activities
     Purchase of interest-bearing deposits
       in other financial institutions                                    (63)           (98,937)
     Purchases of investment and
       mortgage-backed securities                                                       (405,777)        (1,328,637)
     Maturities of investment securities                                                 800,000          1,100,000
     Proceeds from principal payments on
       mortgage-backed securities                                      30,992             51,579            115,871
     Dividend from subsidiary                                                          5,000,000
                                                               --------------     --------------
         Net cash from investing activities                            30,929          5,346,865           (112,766)
                                                               --------------     --------------    ---------------

     Cash flows from financing activities
     Cash dividends paid                                             (544,844)          (336,958)          (296,072)
     Purchase of treasury stock                                    (1,491,300)          (960,925)          (249,375)
     Stock options exercised                                           25,179             21,259
                                                               --------------     --------------
         Net cash from financing activities                        (2,010,965)        (1,276,624)          (545,447)
                                                               --------------     --------------    ---------------

     Net change in cash                                            (2,095,541)         4,544,009           (609,747)

     Cash at beginning of period                                    5,162,248            618,239         1,227,986
                                                               --------------     --------------    --------------

     Cash at end of period                                     $    3,066,707     $    5,162,248    $       618,239
                                                               ==============     ==============    ===============


                                      44.

NOTE 16 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table shows the estimated fair value and the related carrying value of the Company's financial instruments at June 30, 1997 and 1996:

                                        -----------------1997--------------     ---------------1996----------------
                                             Carrying            Estimated          Carrying           Estimated
                                               Value            Fair Value            Value           Fair Value
                                               -----            ----------            -----           ----------
Assets
Cash and cash equivalents               $     2,914,578     $     2,915,000     $     2,637,396    $      2,637,000
Interest-bearing deposits in
  other financial institutions                2,229,104           2,229,000              77,715              78,000
Repurchase agreement                                                                  2,500,000           2,500,000
Investment securities
  available for sale                         14,148,537          14,149,000          15,885,647          15,886,000
Mortgage-backed securities
  available for sale                          8,844,333           8,844,000           9,648,337           9,648,000
Loans, net                                  131,317,923         134,050,000         111,456,292         111,960,000
FHLB Stock                                    1,403,200           1,403,000           1,308,600           1,309,000
Accrued interest receivable                     853,736             854,000             816,501             817,000

Liabilities
Demand and savings deposits                 (56,369,874)        (56,370,000)        (55,730,074)        (55,730,000)
Time deposits                               (64,176,205)        (64,114,000)        (60,099,817)        (60,057,000)
FHLB borrowings                             (21,775,306)        (21,463,000)         (9,315,945)         (9,091,000)
Accrued interest payable                       (193,166)           (193,000)            (89,212)            (89,000)

For purposes of the above disclosures of estimated fair value, the following assumptions were used. The estimated fair value for cash and cash equivalents is considered to approximate cost. The estimated fair value of investment and mortgage-backed securities and Federal Home Loan Bank stock is based on quoted market values for the individual securities or for equivalent securities.
Carrying value is considered to approximate fair value for loans that contractually reprice at intervals of six months or less, for short-term borrowings, for deposit liabilities subject to immediate withdrawal and accrued interest. The fair values of fixed rate loans, loans that reprice less frequently than each six months, time deposits and Federal Home Loan Bank borrowings have been approximated by a discount rate value technique utilizing estimated market interest rates as of June 30, 1997 and 1996. The fair values of unrecorded commitments at June 30, 1997 and 1996 are not material.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at June 30, 1997 and 1996, the estimated fair values would necessarily have been achieved at these dates, since market values may differ depending on various circumstances. The estimated fair values at June 30, 1997 and 1996 should not necessarily be considered to apply at subsequent dates.

                                      45.

Other assets and liabilities of the Company may have value but are not included in the above disclosures, such as property and equipment. Also, nonfinancial instruments typically not recognized in these financial statements nevertheless may have value, but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of loan servicing rights, the value of a trained work force, customer goodwill, and similar items.





                                      46.

                             SHAREHOLDER INFORMATION

Dividends

         The Company has paid quarterly cash dividends of $.03 per share beginning in the first quarter of 1994 and increased the dividend to $.04 per share beginning in the second quarter of 1996 and $.07 per share beginning in the third quarter of 1997. The Board of Directors intends to continue the payment of quarterly cash dividends, dependent on the results of operations and financial condition of the Company, tax considerations, industry standards, economic conditions, general business practices and other factors. The Company's ability to pay dividends is dependent on the dividend payments it receives from its subsidiary, First Federal Bank, which are subject to regulations and First Federal's continued compliance with all regulatory capital requirements. See
Note 13 of the Notes to Consolidated Financial Statements for information regarding regulatory requirements applicable to the payment of cash dividends by First Federal.

Market Information

         Wood Bancorp, Inc. common stock is traded over the counter and quoted on the Nasdaq Small-Cap Market under the symbol "FFWD". At September 15, 1997, there were 2,118,538 shares of Wood Bancorp, Inc. common stock issued and outstanding by 739 holders of record. The table below sets forth the high and low bid quotations for the common stock as reported on the Nasdaq, as well as dividends declared per share, for each of the quarterly periods since the stock began trading.

QUARTER ENDED                                            HIGH              LOW           DIVIDENDS
-------------                                            ----              ---           ---------
September 30, 1995..........................             7.55              6.33             .03
December 31, 1995...........................             8.67              7.00             .04
March 31, 1996..............................             8.45              8.00             .04
June 30, 1996...............................             8.45              8.11             .04
September 30, 1996..........................            10.42              8.25             .06
December 31, 1996...........................            11.50             10.09             .06
March 31, 1997..............................            11.50             10.50             .07
June 30, 1997...............................            11.33             10.92             .07

         The information set forth in the table above was provided by the Nasdaq. Such information reflects interdealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Annual Report on Form 10-KSB

         A copy of Wood Bancorp, Inc.'s Annual Report on Form 10-KSB as filed with the Securities and Exchange Commission may be obtained without charge upon written request to David L. Nagel, Executive Vice President, Chief Financial Officer and Secretary, 124 East Court Street, Bowling Green, Ohio 43402-2259 or by calling (419) 352-3502.


                                      47.

Corporate Headquarters                    Market Makers
124 East Court                            The Ohio Company
Bowling Green, Ohio  43402-2259           Herzog, Heine, Geduld, Inc.
                                          McDonald & Company Securities, Inc.

Registrar / Transfer Agent                General Counsel
Registrar and Transfer Company            Spitler, Vogtsberger & Huffman
10 Commerce Drive                         Bowling Green, OH
Cranford, NJ  07016

Special Counsel
Silver, Freedman & Taff, L.L.P.
Washington, DC


                        DIRECTORS AND EXECUTIVE OFFICERS

                               WOOD BANCORP, INC.
                                       And
                               FIRST FEDERAL BANK

                                    Directors

Robert E. Spitler                              Richard L. Gordley
Chairman of the Board of Wood                  President and Chief Executive
  Bancorp, Inc. and First Federal Bank           Officer of Wood Bancorp, Inc.
Partner - Law Firm of Spitler,                   and First Federal bank
  Vogtsberger & Huffman

David L. Nagel                                 Randal R. Huber
Executive Vice President, Chief                Officer and Part-Owner
  Financial Officer and Secretary              Huber, Harger, Welt and Smith
  of Wood Bancorp, Inc. and First              Insurance Agency
  Federal Bank

Michael A. Miesle                              Dale L. Myers
Chief Executive Officer                        Pharmacist
  Wood County Hospital                           Heartland Health Care Services

                               Executive Officers

Richard L. Gordley                             David L. Nagel
President and Chief Executive Officer          Executive Vice President, Chief
                                               Financial Officer and Secretary

David A. Weaks                                 John H. Bick
Vice President                                 Vice President

                                      48.