Form 10KSB, Exhibit 13
period 1998-06-30
WOOD BANCORP INC
filed 1998-09-28
CIK 906346

--------------------------------------------------------------------------------
TABLE OF CONTENTS

--------------------------------------------------------------------------------








      Letter to Shareholders............................................  1

      Selected Consolidated Financial and Other Data...................   2

      Management's Discussion and Analysis of Financial
           Condition and Results of Operations.........................   4

      Report of Independent Auditors...................................  18

      Consolidated Financial Statements and Notes......................  19

      Shareholder Information..........................................  49

      Directors and Executive Officers.................................  50



--------------------------------------------------------------------------------

ANNUAL MEETING

--------------------------------------------------------------------------------

The annual Meeting of Shareholders is scheduled for October 20, 1998, at 1:00 p.m., at Bowling Green Country Club located at 923 Fairview Avenue, Bowling Green, Ohio.

To Our Shareholders:

Fiscal 1998 was a record year for Wood Bancorp, Inc. and First Federal Bank. Significant improvement was realized in all aspects of our business and we continue to see excellent results from our strategy to be the community bank in our markets. In August, 1993, our depositors invested $10.6 million with us in hopes of obtaining a fair return on their investment. Wood Bancorp value on NASDAQ reached over $71 million during the past fiscal year and we are most pleased with acceptance of our company by the marketplace.

Earnings improved to a record $2,369,190 and our return on average assets averaged a record 1.43 per cent for the year. Loan quality improved and remains well above the average of our peers. Our associates charged with generating and processing quality assets did an excellent job in fiscal 1998. Total loan volume increased to $91.9 million for 1998, a 28.7 per cent increase over volume in fiscal 1997 and more than 129 per cent over volume in 1995, our first full year as a public company. For the calendar year of 1997, Toledo's newspaper, The Blade, recognized Wood Bancorp as Northwest Ohio's best performing publicly held company with a total return to shareholders of 111 per cent.

Continuing our community banking theme, First Federal Bank launched Generations Gold, a value added checking account program. This common partnership between our affiliate First Federal Bank and over 275 local merchants rewards our checking customers with discounts on items they purchase daily. In addition, shopping dollars remain at home to help local merchants remain viable and profitable. This program is yet another example of our local bank supporting local businesses for a better community.

The delivery of financial services continues to become less personal in today's consolidation of our industry. We stay committed to our strategy to focus on customers by developing products and services that enhance their lives and our communities. We believe in our approach to customers and remain steadfast in our quest to take business from the competition and to be the best in our markets. To that end, our associates deserve the credit for our success in 1998.

While 1998 will rank as our all time best performance, it is now history and we will not rest on past performance. Thank you for your continued support.

Sincerely,


Robert E. Spitler                          Richard L. Gordley
Chairman of the Board                      President and Chief Executive Officer

                              SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

                                                                     At June 30,
                                         ----------------------------------------------------------------
                                                                   (In Thousands)
                                           1998          1997          1996          1995          1994
                                         --------      --------      --------      --------      --------
Selected Financial Condition Data:
Total assets .......................     $166,150      $163,918      $146,249      $135,081      $124,375
Cash and cash equivalents ..........        5,187         2,915         2,637         2,821         1,870
Repurchase agreement ...............                                    2,500
Securities available for sale ......       10,929        14,149        15,886         3,178         3,106
Mortgage-backed securities available
  for sale .........................        8,234         8,844         9,648         5,751         6,315
Securities held to maturity ........                                                  7,251         6,531
Mortgage-backed securities held
  to maturity ......................                                                  1,454         1,690
Loans, net .........................      135,618       131,318       111,456       110,817       100,505
Deposits ...........................      130,086       120,546       115,830       104,845       100,388
Advances from Federal Home
  Loan Bank ........................       11,923        21,775         9,316         9,576         4,853
Shareholders' equity ...............       22,551        20,166        20,122        19,614        18,241
                                                            For the Year Ended June 30,
                                         ----------------------------------------------------------------
                                                                   (In Thousands)
                                           1998          1997           1996          1995          1994
                                         --------      --------      --------      --------      --------
Selected Operations Data:
Total interest income ..............     $ 13,581      $ 12,635      $ 11,085      $  9,647      $  8,063
Total interest expense .............        6,501         6,107         5,289         4,395         3,835
                                         --------      --------      --------      --------      --------
     Net interest income ...........        7,080         6,528         5,796         5,252         4,228
Provision for loan losses ..........          120           120           120            60            51
                                         --------      --------      --------      --------      --------
     Net interest income after
       provision for loan losses ...        6,960         6,408         5,676         5,192         4,177
Noninterest income:
     Service charges ...............          319           282           227           208           207
     Securities gains, net .........           13                                         5             4
     Gain on sale of loans .........          651           199           105            25             1
     Other .........................          128           104           127            84            96
                                         --------      --------      --------      --------      --------
         Total noninterest income ..        1,111           585           459           322           308
Total noninterest expense ..........        4,283         4,371         3,473         3,276         2,903
                                         --------      --------      --------      --------      --------
Income before income taxes .........        3,788         2,622         2,662         2,238         1,582
Income tax expenses ................        1,419           947           994           737           504
Cumulative effect of change in
  accounting for income taxes ......                                                                   40
                                         --------      --------      --------      --------      --------
Net income .........................     $  2,369      $  1,675      $  1,668      $  1,501      $  1,118
                                         ========      ========      ========      ========      ========

Basic earnings per share (1) .......     $    .91      $    .62      $    .60      $    .54      $    .32
Diluted earnings per share (1) .....          .86           .59           .57           .52           .32
Dividends per share ................          .33           .20           .12           .11           .05
Dividend payout ratio ..............        36.01%        32.52%        20.20%        19.73%        17.72%

--------------------------------------------------------------------------------
(1) Does not include earnings prior to August 31, 1993, the date of the consummation of the mutual to stock conversion.

                                       2.

                                                                   As of or for the Year Ended June 30,
                                                         --------------------------------------------------------
                                                         1998         1997         1996         1995         1994
                                                         ----         ----         ----         ----         ----
Selected Financial Ratios and Other Data:
Performance Ratios:
     Return on assets:
         Before SAIF assessment                          1.43%        1.34%        1.20%        1.16%        0.90%
         After SAIF assessment                           1.43         1.07         1.20         1.16         0.90
     Interest rate spread information:
         Average during year                             3.94         3.70         3.66         3.69         3.21
         End of year                                     3.80         3.54         3.46         3.37         3.13
     Net interest margin (1)                             4.42         4.26         4.26         4.19         3.57
     Ratio of noninterest expense to
       average total assets                              2.58         2.78         2.49         2.53         2.34
     Return on equity:
         Before SAIF assessment                         11.12        10.25         8.33         7.93         6.77
         After SAIF assessment                          11.12         8.25         8.33         7.93         6.77

Asset Quality Ratios:
     Nonperforming assets to total
       assets                                            0.14%        0.24%        0.17%        0.24%        0.11%
     Allowance for loan losses to non-
       performing loans(2)                             273.78       155.26       238.60       126.08       257.35

Capital Ratios:
     Shareholders' equity to total
       assets                                           13.57%       12.30%       13.76%       14.52%       14.67%
     Average shareholders' equity
       to average assets                                12.86        12.92        14.36        14.63        13.31
     Ratio of average interest-earning
       assets to average interest-bearing
       liabilities                                     111.18       113.78       115.33       114.33       111.04

Number of offices (3)                                    7            6            6            6            6

--------------------------------------------------------------------------------
(1)  Net interest income divided by average interest-earning assets.
(2) Nonperforming loans consist of nonaccruing loans and accruing loans which are past due 90 or more days.
(3)  Includes two limited-service offices in 1998.

                                       3.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


General

The following is management's analysis of Wood Bancorp, Inc. ("Company") financial condition and results of operations as of and for the year ended June 30, 1998, compared to prior years. This discussion is designed to provide a more comprehensive review of the operating results and financial position than could be obtained from an examination of the financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data included elsewhere in this report.


Forward Looking Statements

When used in this discussion or future filings by the Company with the Securities and Exchange Commission, or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various factors, including regional and national economic conditions, changes in levels of market interest rates, credit risks of lending activities and competitive and regulatory factors, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

The Company is not aware of any trends, events or uncertainties that will have or are reasonably likely to have a material effect on its liquidity, capital resources or operations except as discussed herein. The Company is not aware of any current recommendations by regulatory authorities that would have such effect if implemented.

The Company does not undertake, and specifically disclaims, any obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

The Company was formed as part of the conversion of First Federal Bank ("Bank") from a mutual to a stock savings bank, which was completed on August 31, 1993 ("Conversion"). In the Conversion, 2,998,125 shares of the Company's $.01 par value common stock, as adjusted for the July 1996, July 1997 and January 1998 stock splits, were sold to the public for an aggregate gross consideration of $10,660,000. The Company retained approximately 50% of the net proceeds and used the remainder to purchase all of the outstanding stock of the Bank. This discussion should be read in conjunction with the consolidated financial statements and accompanying Notes included elsewhere in this report.


                                       4.

The Company's results of operations are dependent on net interest income, which is the difference ("spread") between the interest income earned on its loans, securities, and other interest-earning assets and its cost of funds, consisting of interest paid on its deposits and borrowed money. The interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. The Company's net income is also affected by, among other things, loan fee income, provisions for loan losses, service charges, gains on sales of loans, operating expenses and franchise and income taxes. The Company's revenues are derived primarily from interest on mortgage loans, consumer loans, commercial loans and securities, as well as income from service charges and gains on loan sales. The Company's operating expenses principally consist of employee compensation and benefits, occupancy, data processing, federal deposit insurance premiums and other general and administrative expenses. The Company's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities.

The main office of the Company and the Bank is located in Bowling Green, Ohio, which is located in Wood County, Ohio. The Bank operates seven offices: two in Bowling Green, and one each in Grand Rapids, North Baltimore, Rossford, Pemberville and Woodville. All branches are located in Wood County with the exception of the Woodville office which is located four miles from Wood County in Sandusky County, Ohio. The Bank considers Wood County its primary market area. In 1998, the Bank purchased land in Perrysburg, Ohio for the Company's eighth office which is currently under construction. In June, 1995, the Bank purchased land adjacent to its Bowling Green West office for possible expansion at this location.

The Bank has been, and intends to continue to be, a community oriented financial institution offering a variety of financial services to meet the needs of the communities it serves. The Bank attracts deposits from the public and uses such deposits, together with borrowings and other funds, to originate one- to four-family residential mortgage loans and short-term consumer loans. To a lesser extent, the Bank also originates residential construction loans in its market area, home equity loans, a limited amount of commercial business loans and loans secured by multi-family and non-residential real estate. The Bank's deposits are insured up to the maximum allowable amount by the Federal Deposit Insurance Corporation ("FDIC") in the Savings Association Insurance Fund ("SAIF"). The Bank also invests in mortgage-backed securities, most of which are insured or guaranteed by federal agencies, as well as securities issued by the U.S. Government or agencies thereof. In July 1995, First Federal organized a service corporation subsidiary, Wood Service Corp., Inc., which offers financial planning services and related products, including mutual funds and annuities, through an agreement with a third party. Revenues of Wood Service Corp., Inc. were not significant for the fiscal years ended June 30, 1998, 1997 and 1996.


Financial Condition

Total assets of the Company were $166.1 million at June 30, 1998, compared to $163.9 million at June 30, 1997, representing an increase of $2.2 million, or 1.4%. The growth was primarily attributable to increases in loans, offset by decreases in securities. The increase was primarily

                                       5.

funded by increases in deposits. The changes in the consolidated balance sheets and the factors that caused the changes are discussed below.

Securities. Total securities decreased $3.8 million, or 16.7%, from $23.0 million at June 30, 1997 to $19.2 million at June 30, 1998. The decrease was the result of the Company investing funds obtained through maturities of securities to fund loans and repay FHLB advances.

At June 30, 1998, the Company's mortgage-backed securities portfolio classified as available for sale was comprised primarily of agency-issued adjustable rate securities. The net unrealized gains on these investments totaled $35,000 at June 30, 1998. Management's strategy emphasizes investment in securities guaranteed by the U.S. Government and its agencies in order to minimize credit risk. The investment strategy also includes purchasing variable rate mortgage-backed security products with monthly and annually adjusting interest rates in order to minimize interest rate risk. These securities provide the Company a continued cash flow stream through principal paydowns and help reduce the Company's exposure to interest rate risk. See also Note 3 of the Notes to Consolidated Financial Statements.

At June 30, 1998, CMOs and REMICs comprised $4.7 million of the total $8.2 million mortgage-backed securities portfolio with all but $49,000 issued by government agencies. The Company does not consider these securities high risk and does not expect loss of principal.

Loans. Loans increased from $131.3 million at June 30, 1997 to $135.6 million at June 30, 1998. Average loans comprised 85.1% of average interest-earning assets in 1998 compared to 81.6% in 1997. During the period, a significant portion of the new loan originations were fixed rate loans which were sold to the secondary market. The sale of these fixed rate loan originations corresponds to the Bank's policy of selling virtually all fixed rate loan originations in the secondary market, while maintaining variable rate loans in the Bank's portfolio.

The Bank originated $66.5 million in mortgages during fiscal 1998, of which $32.1 million were refinancing transactions. This compares with $44.3 million in mortgages originated in fiscal 1997, of which $14.3 million were refinancing transactions. The Bank maintained $32.3 million of the 1998 loan originations in portfolio, while the remaining $34.2 million were sold to the secondary market.

Consumer and other loans increased $4.3 million, or 21.0%, from $20.7 million at June 30, 1997 to $25.0 million at June 30, 1998. The increases were primarily due to management's increased emphasis on originating commercial and other loans, which resulted in a $2.4 million increase in commercial loans and a $1.9 million increase in automobile and other loans. At June 30, 1998, commercial loans comprised 41.9% of consumer and other loans. See also Notes 4 and 10 of the Notes to Consolidated Financial Statements.

Deposits and Borrowings. The Company's deposits are obtained primarily from individuals and businesses in its market area. Total deposits increased $9.5 million, or 7.9%, from $120.5 million at June 30, 1997 to $130.1 million at June 30, 1998. The growth was primarily in certificates of deposits, which increased $6.3 million during the period.

FHLB advances decreased by $9.9 million during the period, bringing the total balance from $21.8 million at June 30, 1997 to $11.9 million at June 30, 1998. The Company intends to

                                       6.

continue using FHLB advances, as needed, to fund loan growth. As of June 30, 1998, the Company had the ability of borrow an additional $28.6 million from the FHLB. See also Note 8 of the Notes to Consolidated Financial Statements.


Comparison of Results of Operations for the Years Ended June 30, 1998 and 1997

General. Net income increased $694,000 to $2,369,000 for 1998 from $1,675,000 for 1997. The Company experienced a return on average assets of 1.43% in 1998 compared to 1.07% in 1997, while return on average shareholders' equity for the same periods was 11.12% and 8.25%. The primary factors contributing to the increase in net income were an increase in net interest income of $551,000, the impact of a 1997 special assessment levied by the Federal Deposit Insurance Corporation upon institutions with deposits insured by the SAIF and an increase in gains from sales of loans partially offset by increases in salaries and benefits, occupancy and equipment and data processing expenses. See also Note 11 of the Notes to Consolidated Financial Statements.

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

Net interest income increased $551,000, or 8.4%, from $6.5 million in 1997 to $7.1 million in fiscal 1998. The primary component of this change was a $1.2 million, or 11.4%, increase in interest income on loans. The increase in interest income on loans consisted of a $923,000 increase due to increased average volume in the loan portfolio and $307,000 increase due to increasing average interest rates. The increase in interest income of $946,000 was partially offset by an $394,000, or 6.5%, increase in interest expense, primarily on deposits.

Average loans outstanding during fiscal 1998 increased $10.5 million, or 8.4%, compared to fiscal 1997, while average securities decreased $6.2 million, or 24.4%, compared to the prior year. In fiscal 1998, the Company experienced an increase in the yield on assets of twenty-four basis points. The net interest margin increased 16 basis points. The Company's average interest rate spread increased from 3.70% in 1997 to 3.94% in 1998.

The tables appearing elsewhere in this report provide a more detailed analysis of the changes in average balances, yields/rates and net interest income identifying that portion of change in average volume versus that portion due to change in average rates. See "Average Balances, Interest Rates and Yields," "Rate/Volume Analysis of Net Interest Income" and "Weighted Average Yields."

Provision for Loan Losses. The provision for loan losses is based on management's regular review of the loan portfolio, which considers factors such as past experience, prevailing general economic conditions and considerations applicable to specific loans, such as the ability of the borrower to repay the loan and the estimated value of the underlying collateral, as well as changes in the size and growth of the loan portfolio. Management believes the allowance for loan losses is adequate to absorb reasonably foreseeable losses inherent in the loan portfolio;

                                       7.

however, future additions to the allowance may be necessary based on changes in economic conditions.

The provision for loan losses remained constant at $120,000 for 1998 and 1997. At June 30, 1998, the allowance for loan losses represented .48% of loans, net of unearned and deferred income, compared to .44% at June 30, 1997.

Noninterest Income. The Company experienced a $526,000, or 90.0%, increase in noninterest income during 1998. The increase was primarily due to increases in loan sale gains. The Company originated $34.2 million of loans for sale in the secondary market during 1998 compared to $14.2 million in 1997.

Noninterest Expense. Noninterest expense decreased $88,000 or 2.0%, primarily due to the SAIF assessment paid in 1997. Salaries and benefits increased $448,000 for 1998, compared to 1997. Of that increase, $216,000 was related to additional personnel added for loan production and annual salary reviews, and $232,000 was related to costs associated with the ESOP plan due to increases in the Company's stock price. Occupancy and equipment expense increased $94,000 or 24.7% due to an additional office in 1998. Data processing expense increased $111,000 or 35.8% due to additional services and restructuring of telephone line charges.

Income Taxes. The provision for income taxes totaled $1,419,000 in fiscal 1998 compared to $947,000 in fiscal 1997. See also Note 8 of the Notes to the Consolidated Financial Statements.


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

Net Interest Income. Net interest income increased approximately $732,000, or 12.6%, from $5.8 million in 1996 to $6.5 million in fiscal 1997. The primary component of this change was a $1.3 million, or 14.1%, increase in interest income on loans. The increase in interest income on loans consisted of a $1,392,000 increase due to a higher average loan portfolio and $59,000 decrease due to a lower average interest rate. The increase in interest income of $1,550,000 was partially offset by an $818,000, or 15.5%, increase in interest expense, primarily on FHLB borrowings.

Average loans outstanding during fiscal 1997 increased $16.1 million, or 14.8%, compared to fiscal 1996, while average securities increased $4.8 million, or 23.0%, compared to the prior year. In fiscal 1997, the Company experienced increases in yield on assets and cost of liabilities of nine and five basis points, respectively, resulting in the $1,550,000 increase in interest income and $818,000 increase in interest expense. Net interest margin, however, remained constant at

                                       8.

4.26%. The Company's average interest rate spread increased slightly from 3.66% in 1996 to 3.70% in 1997.

Provision for Loan Losses. The provision for loan losses remained constant at $120,000 for 1997 and 1996. At June 30, 1997, the allowance for loan losses represented .44% of loans, net of unearned and deferred income, compared to .46% at June 30, 1996.

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

Income Taxes. The provision for income taxes totaled $947,000 in fiscal 1997 compared to $994,000 in fiscal 1996. See also Note 8 of the Notes to the Consolidated Financial Statements.


                                       9.

Average Balances, Interest Rates and Yields. The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed in both dollars and rates. Average balances for both 1998 and 1997 are derived from daily balances. Nonaccrual loans have been included in the table as loans carrying a zero yield.

                                                                   Year Ended June 30,
                                   -------------------------------------------------------------------------------
                                                       1998                                     1997
                                   -------------------------------------     -------------------------------------
                                       Average        Interest                  Average        Interest
                                     Outstanding      Earned/     Yield/      Outstanding      Earned/      Yield/
                                       Balance         Paid        Rate         Balance         Paid         Rate
                                    -----------   -----------   --------     -----------    -----------   --------
                                                                   (Dollars in Thousands)
Interest-earning assets:
   Loans (1)                        $   135,436   $    12,034       8.89%    $   124,973    $    10,804      8.65%
   Securities (2)                        11,721           745       6.36          16,211          1,071      6.57
   Mortgage-backed
     securities (2)                       7,578           558       6.50           9,320            604      6.41
   FHLB deposits                          1,548            83       5.33             353             20      5.77
   Interest-bearing cash
     accounts                               867            28       3.24             646             21      3.26
   Other interest-earning
     assets                                 534            29       5.50             255             20      7.72
   FHLB stock                             1,442           104       7.25           1,343             95      7.05
                                    -----------   -----------   --------     -----------    -----------   -------
     Total interest-earnings
       assets                           159,126        13,581       8.48         153,101         12,635      8.24

Interest-bearing liabilities:
   Money market                          21,062           875       4.15          20,602            852      4.13
   Savings deposits                      20,192           556       2.75          19,598            535      2.73
   NOW                                   16,305           203       1.25          12,858            222      1.72
   Time deposits                         68,588         3,879       5.66          61,557          3,349      5.44
   FHLB borrowings                       16,661           981       5.89          19,706          1,143      5.80
   Other borrowings                         252             7       2.78             240              6      2.48
                                    -----------   -----------   --------     -----------    -----------   -------
     Total interest-bearing
       liabilities                      143,060         6,501       4.54         134,561          6,107      4.54
                                    -----------   -----------   --------     -----------    -----------   -------

Net interest income                               $     7,080                               $     6,528
                                                  ===========                               ===========
Net interest rate spread                                            3.94%                                    3.70%
                                                                ========                                  =======
Net earning assets                  $    16,066                              $    18,540
                                    ===========                              ===========
Net yield on average
  interest-earning assets                                           4.42%                                    4.26%
Average interest-earning
  assets to average interest-
  bearing liabilities                                  111.23%                                  113.78%

---------------------
(1) Calculated net of deferred loan origination fees, loans in process and the allowance for loan losses.
(2) Average balance is computed using the carrying value of securities. The average yield has been computed using the average amortized cost balance for available for sale securities.

                                       10.

Rate/Volume Analysis of Net Interest Income. The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase or decrease related to changes in balances and/or changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in volume multiplied by old rate) and (ii) changes in rate (changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

                                                                              Year Ended June 30,
                                           ------------------------------------------------------------------------------------
                                                           1998 vs. 1997                               1997 vs. 1996
                                           -----------------------------------------   ----------------------------------------
                                                     Increase                                    Increase
                                                    (Decrease)              Total               (Decrease)              Total
                                                       Due to              Increase               Due to              Increase
                                                Volume         Rate       (Decrease)       Volume         Rate       (Decrease)
                                            -----------    -----------   -----------   -----------   -----------    -----------
                                                                           (Dollars in Thousands)
Interest-earning assets:
   Loans                                    $       923    $       307   $     1,230   $     1,392   $       (59)   $     1,333
   Securities                                      (287)           (39)         (326)          305            74            379
   Mortgage-backed securities                       (48)             2           (46)           16            11             27
   FHLB deposits                                     64             (1)           63          (182)           15           (167)
   Interest-bearing cash accounts                     7                            7           (10)           (3)           (13)
   Other interest-earning assets                     17             (8)            9           (25)            9            (16)
   FHLB stock                                         7              2             9             6             1              7
                                            -----------    -----------   -----------   -----------   -----------    -----------
     Total interest-earning
        assets                              $       683    $       263           946   $     1,502   $        48          1,550
                                            ===========    ===========                 ===========   ===========

Interest-bearing liabilities:
   Money market                             $        19    $         4            23   $        76   $       (57)            19
   Savings deposits                                  16              5            21           (16)          (26)           (42)
   NOW                                               51            (70)          (19)           16           (19)            (3)
   Time deposits                                    394            136           530            90            18            108
   FHLB borrowings                                 (179)            17          (162)          745           (10)           735
   Other borrowings                                                  1             1             1                            1
                                            -----------    -----------   -----------   -----------   -----------    -----------
     Total interest-bearing
       liabilities                          $       301    $        93           394   $       912   $       (94)           818
                                            ===========    ===========   -----------   ===========   ===========    -----------

Net interest income                                                      $       552                                $       732
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

                                                                 At June 30,
                                                            ------------------
                                                            1998          1997
                                                            ----          ----
     Weighted average yield on:
         Loans receivable                                   8.53%         8.46%
         Mortgage-backed securities                         6.56          6.52
         Securities                                         6.30          6.87
         Other interest-earning assets                      4.77          5.97
              Combined weighted average yield
               on interest-earning assets                   8.24          8.12
     Weighted average rate paid on:
         Savings deposits                                   2.75          2.75
         NOW deposits                                       0.86          1.68
         Money market accounts                              4.22          4.05
         Time deposits                                      5.66          5.60
         Borrowings                                         5.97          5.88
              Combined weighted average rate
                paid on interest-bearing liabilities        4.44          4.58
     Spread                                                 3.80          3.54

Asset/Liability Management

The Company's asset/liability management strategy emphasizes the retention of adjustable rate loans and mortgage-backed securities in its portfolio in order to reduce the effective maturity of its assets. In addition, the Bank originates other loans, specifically consumer and commercial loans, with shorter terms to maturity or which reprice more frequently than do long-term fixed rate mortgage loans, yet provide a positive margin over the Company's cost of funds. Under the Bank's current policy, virtually all fixed rate mortgage loans are sold in the secondary market. At June 30, 1998 and 1997, fixed rate loans totaled $28.7 million, or 20.4% and $26.8 million, or 20.0%, of the Company's gross loan portfolio. At such dates, adjustable rate loans totaled $111.9 million, or 79.6% and $107.5 million, or 80.0%, of the Company's gross loan portfolio.

As part of its effort to monitor and manage interest rate risk, the Bank uses the "net portfolio value" ("NPV") methodology adopted by the OTS as part of its capital regulations. Although the Bank is not currently subject to NPV regulation because such regulation does not apply to institutions with less than $300 million in assets and risk-based capital in excess of 12%, application of NPV methodology may illustrate the Bank's interest rate risk.


                                      12.

Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV that would result from a theoretical basis point (1 basis point equals 0.01%) change in market interest rates. The OTS considers an institution to be subject to interest-rate risk if the NPV would decrease by more than 2% of the present value of the institution's assets with either an increase or a decrease in market rates.

At June 30, 1998, 2% of the present value of the Bank's assets was $3,368,000. The interest rate risk of a 200 basis point increase in market interest rates (which was greater than the interest rate risk of a 200 basis point decrease) was $284,000 at June 30, 1998, which was less than 2% of the present value of the Bank's assets.

First Federal's asset/liability management strategy dictates acceptable limits on the amounts of change in NPV given certain changes in interest rates.
Presented below, as of June 30, 1998 is an OTS analysis of First Federal's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points and compared to Bank policy limits. OTS assumptions are used in calculating the amounts in this table.

           Changes in                                Actual at June 30, 1998
         Interest Rates        Bank Limit              As Measured by OTS
         (Basis Points)         % Change            $ Change       % Change
         --------------         --------            --------       --------
                                                    (Dollars in thousands)

              +300                 60%           $   (1,272)          (6.89)%
              +200                 40                  (284)          (1.54)
              +100                 15                   175            0.95
                 0                  0                   ---             ---
              -100                 15                  (123)          (0.67)
              -200                 40                  (194)          (1.05)
              -300                 60                   180            0.98

Management has structured its assets and liabilities to attempt to lessen exposure to interest rate risk. In case of a 300 basis point change in interest rates, First Federal would experience a 0.98% increase in NPV in a declining interest rate environment and a 6.89% decrease in a rising interest-rate environment. During periods of rising interest rates, the value of monetary assets and monetary liabilities generally decline. Conversely, during periods of falling interest rates, the value of monetary assets and liabilities generally increase. However, the amount of change in value of specific assets and liabilities due to changes in interest rates is not the same in a rising interest rate environment as in a falling interest rate environment (i.e., the amount of value increase under a specific interest rate decrease may not equal the amount of value decrease under an identical interest rate increase).

In evaluating the Bank's exposure to interest rate risk, certain shortcomings inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. In addition, the interest rates on certain

                                      13.

types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Furthermore, in the event of a change in interest rates, prepayments and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in case of an interest rate increase. Therefore, the actual effect of changing interest rates may differ from that presented in the foregoing table.


Liquidity and Capital Resources

Liquidity. The Company's liquidity, primarily represented by cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized below for the years ended June 30, 1998, 1997 and 1996.

                                                    Year Ended June 30,
                                                       (In Thousands)
                                               1998          1997          1996

Net income ............................     $  2,369      $  1,675      $  1,668
Adjustments to reconcile net income
  to net cash from operating activities          561           943           (62)
                                            --------      --------      --------
Net cash from operating activities ....        2,930         2,618         1,606
Net cash used in investing activities .          424       (17,505)      (11,239)
Net cash from financing activities ....       (1,082)       15,165         9,449
                                            --------      --------      --------
Net change in cash and cash equivalents        2,272           278          (184)
Cash and cash equivalents at beginning
  of period ...........................        2,915         2,637         2,821
                                            --------      --------      --------
Cash and cash equivalents at end
  of period ...........................     $  5,187      $  2,915      $  2,637
                                            ========      ========      ========

The Company's principal sources of funds are deposits, loan repayments, maturities of securities and other funds provided by operations. The Company also has the ability to borrow from the FHLB. While scheduled loan repayments and maturing securities are relatively predictable, deposit flows and early loan prepayments are more influenced by interest rates, general economic conditions and competition. The Company maintains investments in liquid assets based upon management's assessment of (1) need for funds, (2) expected deposit flows, (3) yields available on short-term liquid assets and (4) objectives of the asset/liability management program.

OTS regulations presently require the Bank to maintain an average daily balance of investments in U.S. Treasury, federal agency obligations and other investments in an amount equal to 4% of the sum of the Bank's average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement, which may be changed from time to time by the OTS to reflect changing economic conditions, is intended to provide a source of relatively liquid funds on which the Bank may rely, if necessary, to fund deposit withdrawals or other short-term funding needs. At June 30, 1998, the Bank's regulatory liquidity was 15.48% The Company considers its liquidity and capital reserves sufficient to

                                      14.

meet its outstanding short- and long-term needs. See Note 10 of the Notes to Consolidated Financial Statements.

Capital Resources. The Bank is required by regulations to meet certain minimum capital requirements, which must be generally as stringent as the requirements established for commercial banks. Current capital requirements call for tangible capital of 1.5% of adjusted total assets, core capital (which, for the Bank, consists solely of tangible capital) of 3.0% of adjusted total assets and risk-based capital (which, for the Bank, consists of core capital and general valuation allowances) of 8.0% of risk-weighted assets (assets are weighted at percentage levels ranging from 0% to 100% depending on their relative risk). The following table indicates that the requirement for core capital is 4.0% because that is the level that the OTS prompt corrective action regulations require to be considered adequately capitalized.

The following table summarizes the Bank's capital amounts (in thousands) and the ratios required by law at June 30, 1998.

                                        Required                  Actual    Required
                             Amount      Amount      Excess        Ratio      Ratio
                             ------      ------      ------        -----      -----
Tangible capital to
  adjusted total assets     $13,871     $ 2,455     $11,416         8.47%     1.50%
Core capital to
  adjusted total assets      13,871       6,548       7,323         8.47      4.00
Core capital to risk
  weighted assets .....      13,871       4,309       9,562        12.88      4.00
Total capital to risk
  weighted assets .....      14,493       8,618       5,875        13.45      8.00

Accounting Standards

Recent pronouncements by the Financial Accounting Standards Board ("FASB") may have an impact on financial statements issued in subsequent periods. Set forth below are summaries of such pronouncements.

Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" - SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement.

SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the

                                      15.

equity section of a statement of financial position. SFAS No. 130 will be effective in fiscal 1999 and is not expected to have a significant impact on the Company's financial statements.

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" - SFAS No. 131 changes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about reportable segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 uses a "management approach" to disclose financial and descriptive information about an enterprise's reportable operating segments which is based on reporting information the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. For many enterprises, the management approach will likely result in more segments being reported. In addition, SFAS No. 131 requires significantly more information to be disclosed for each reportable segment than is presently being reported in annual financial statements. SFAS No. 131 also requires selected information to be reported in interim financial statements. SFAS No. 131 will be effective in fiscal 1999 and is not expected to have a significant impact on the Company's financial statements.

SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" - SFAS No. 132 amends the disclosure requirements of previous pension and other postretirement benefit accounting standards by requiring additional disclosures about such plans as well as eliminating some disclosures no longer considered useful. SFAS No. 132 also allows greater aggregation of disclosures for employers with multiple defined benefit plans. Non-public companies are subject to reduced disclosure requirements, although such entities may elect to follow the full disclosure requirements of SFAS No. 132. SFAS No. 132 will be effective in fiscal 1999 and is not expected to have a significant impact on the Company's financial statements.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" - SFAS No. 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 does not allow hedging of a security which is classified as held to maturity. Upon adoption of SFAS No. 133, companies may reclassify any security from held to maturity to available for sale if they wish to be able to hedge the security in the future. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999 with early adoption encouraged for any fiscal quarter beginning July 1, 1998 or later, with no retroactive application. Management does not expect the adoption of SFAS No. 133 to have a significant impact on the Company's financial statements.


Impact on Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial

                                      16.

position and results of operations primarily in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, most of the assets and liabilities of the Company are monetary in nature. Therefore, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. The liquidity, maturity structure and quality of the Company assets and liabilities are critical to the maintenance of acceptable performance levels.


Year 2000 Issue

The Company's lending and deposit activities are almost entirely dependent on computer systems which process and record transactions, although the Company can effectively operate with manual systems for brief periods when its electronic systems malfunction or cannot be accessed. The Company uses the services of a nationally recognized data processing service bureau that specializes in data processing for financial institutions. In addition to its basic operating activities, the Company's facilities and infrastructure, such as security systems and communications equipment, are dependent to varying degrees on computer systems.

The Company is aware of the potential Year 2000 related problems that may affect the computers that control or operate the Company's operating systems, facilities and infrastructure. In 1997, the Company began the process of identifying any Year 2000 related problems that may be experienced by its computer operated or dependent systems. The Company has contacted the companies that supply or service the Company's computer operated or dependent systems to obtain confirmation that each system that is material to the operations of the Company is either currently Year 2000 compliant or is expected to be Year 2000 compliant. With respect to systems that cannot presently be confirmed as Year 2000 compliant, the Company will continue to work with the appropriate supplier or servicer to ensure that all such systems will be rendered compliant in a timely manner, with minimal expense to the Company or disruption of the Company's operations. If, by the end of 1998, any of the Company's suppliers or servicers are unable to certify Year 2000 compliance with respect to any systems, the failure of which would have a material adverse effect on the Company's operations, financial condition or results, the Company would then have sufficient time to identify and contract with suppliers and servicers who are able to certify Year 2000 compliance. The expense of such a change in suppliers or servicers is not expected to be material to the Company.

In addition to possible expense related to its own systems, the Company could incur losses if loan payments are delayed due to Year 2000 problems affecting any of the Company's significant borrowers or impairing the payroll systems of large employers in the Company's primary market area. The Company has contacted all commercial loan customers informing them of the year 2000 problems. Because the Company's loan portfolio is highly diversified with regard to individual borrowers and types of businesses and the Company's primary market area is not significantly dependent on one employer or industry, the Company does not expect any significant or prolonged Year 2000 related difficulties that will affect net earnings or cash flow. At this time, however, the expense that may be incurred by the Company in connection with Year 2000 issues cannot be determined.

                                      17.

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors
Wood Bancorp, Inc.
Bowling Green, Ohio


We have audited the accompanying consolidated balance sheets of Wood Bancorp, Inc. as of June 30, 1998 and 1997, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wood Bancorp, Inc. as of June 30, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1998 in conformity with generally accepted accounting principles.



                                                   Crowe, Chizek and Company LLP

Columbus, Ohio
July 31, 1998


                                      18.

                                            WOOD BANCORP, INC.
                                       CONSOLIDATED BALANCE SHEETS
                                          June 30, 1998 and 1997


                                                                              1998               1997
                                                                        -------------      -------------
ASSETS
     Cash and due from banks ......................................     $   4,786,582      $   2,844,578
     Federal funds sold ...........................................           400,000             70,000
                                                                        -------------      -------------
         Cash and cash equivalents ................................         5,186,582          2,914,578
     Interest-bearing time deposits in other financial institutions           731,398          2,229,104
     Securities available for sale ................................        10,928,948         14,148,537
     Mortgage-backed securities available for sale ................         8,234,190          8,844,333
     Loans, net ...................................................       135,617,811        131,317,923
     Office properties and equipment, net .........................         2,433,618          1,860,331
     Federal Home Loan Bank stock .................................         1,507,600          1,403,200
     Accrued interest receivable ..................................           847,379            853,736
     Other assets .................................................           662,119            346,100
                                                                        -------------      -------------

              Total assets ........................................     $ 166,149,645      $ 163,917,842
                                                                        =============      =============
LIABILITIES
     Deposits $ ...................................................       130,086,695      $ 120,546,079
     Federal Home Loan Bank advances ..............................        11,922,708         21,775,306
     Accrued interest payable .....................................           143,758            193,166
     Other liabilities ............................................         1,445,505          1,237,711
                                                                        -------------      -------------
         Total liabilities ........................................       143,598,666        143,752,262

SHAREHOLDERS' EQUITY
     Preferred stock, $.01 par value, 500,000 shares authorized, no shares issued or outstanding
     Common stock, $.01 par value, 5,000,000 shares authorized,
      3,107,065 shares issued in 1998, 1,657,347 shares issued
       in 1997 ....................................................            31,071             16,573
     Additional paid-in capital ...................................        11,412,177         10,884,182
     Retained earnings-substantially restricted ...................        14,294,514         12,805,953
     Treasury stock at cost,  438,313 shares in 1998,
       244,886 shares in 1997 .....................................        (3,033,704)        (3,130,066)
     Unearned employee stock ownership plan shares ................          (198,442)          (301,741)
     Unearned recognition and retention plan shares ...............           (15,234)           (30,977)
     Net unrealized gain(loss) on available for sale securities,
        net of tax ................................................            60,597            (78,344)
                                                                        -------------      -------------
         Total shareholders' equity ...............................        22,550,979         20,165,580
                                                                        -------------      -------------

              Total liabilities and shareholders' equity ..........     $ 166,149,645      $ 163,917,842
                                                                        =============      =============

          See accompanying notes to consolidated financial statements.

                                       19.

                                CONSOLIDATED STATEMENTS OF INCOME
                             Years ended June 30, 1998, 1997 and 1996

                                                      1998             1997              1996
                                                 ------------     ------------      ------------
Interest income
     Loans, including fees .................     $ 12,033,516     $ 10,804,173      $  9,471,271
     Securities ............................          745,108        1,070,865           691,907
     Mortgage-backed and related securities           557,664          604,152           576,583
     FHLB deposits .........................           82,557           20,365           187,556
     Other .................................          162,023          135,505           157,591
                                                 ------------     ------------      ------------
         Total interest income .............       13,580,868       12,635,060        11,084,908

Interest expense
     Deposits ..............................        5,512,630        4,957,409         4,875,161
     FHLB borrowings .......................          981,008        1,143,352           408,071
     Other .................................            7,413            5,974             5,361
                                                 ------------     ------------      ------------
         Total interest expense ............        6,501,051        6,106,735         5,288,593
                                                 ------------     ------------      ------------

Net interest income ........................        7,079,817        6,528,325         5,796,315

Provision for loan losses ..................          120,000          120,000           120,000
                                                 ------------     ------------      ------------

Net interest income after provision for loan
  losses ...................................        6,959,817        6,408,325         5,676,315

Noninterest income
     Service charges .......................          318,944          282,447           227,099
     Security gains ........................           13,226             (461)
     Net gains from sale of loans ..........          650,953          199,162           105,039
     Other .................................          128,120          103,686           127,395
                                                 ------------     ------------      ------------
         Total noninterest income ..........        1,111,243          584,834           459,533

Noninterest expense
     Salaries and benefits .................        2,420,230        1,972,201         1,775,920
     Occupancy and equipment ...............          473,141          379,551           346,669
     Data processing .......................          415,352          305,852           269,794
     Insurance .............................          113,202          864,479           284,642
     Franchise taxes .......................          211,577          228,574           250,077
     Advertising and promotional ...........          145,160          159,718           142,754
     Other .................................          504,458          460,864           403,563
                                                 ------------     ------------      ------------
         Total noninterest expense .........        4,283,120        4,371,239         3,473,419
                                                 ------------     ------------      ------------

Income before income tax ...................        3,787,940        2,621,920         2,662,429

Income tax expense .........................        1,418,750          946,525           994,150
                                                 ------------     ------------      ------------

Net income .................................     $  2,369,190     $  1,675,395      $  1,668,279
                                                 ============     ============      ============

Basic earnings per common share ............     $        .91     $        .62      $        .60
                                                 ============     ============      ============
Diluted earnings per common share ..........     $        .86     $        .59      $        .57
                                                 ============     ============      ============

          See accompanying notes to consolidated financial statements.

                                      20.


                                     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                              Years ended June 30, 1998, 1997 and 1996




                                                                 Additional                                   Unearned
                                                   Common          Paid-in       Retained       Treasury        ESOP       Unearned
                                                    Stock          Capital       Earnings         Stock        Shares     RRP Shares
                                                    -----          -------       --------         -----        ------     ----------
Balance at July 1, 1995                          $  11,039   $  10,577,639   $  10,363,525    $ (738,204)  $ (521,781)  $ (101,345)

Commitment to release employee stock
  ownership plan shares                                             84,690                                    112,620

Compensation expense with respect to
  recognition and retention plan                                                                                            58,784

Tax benefit related to recognition and
  retention plan                                                    23,704

Purchase of treasury stock                                                                      (960,925)

Stock options exercised                                                             (6,379)       27,638

Change in unrealized gain (loss) on securities available for sale

Net income for the year ended June 30, 1996                                      1,668,279

Cash dividends - $.12 per share                                                   (336,958)
                                                 ---------   -------------   -------------    ----------   ----------   ----------

Balance at June 30, 1996                         $  11,039   $  10,686,033   $  11,688,467    $(1,671,491) $ (409,161)  $  (42,561)
                                                 =========   =============   =============    ===========  ==========   ==========

                                               Unrealized Gain
                                                  (Loss) on
                                                 Securities         Total
                                                  Available      Shareholders'
                                                  for Sale         Equity
                                                  --------         ------
Balance at July 1, 1995                          $  23,425   $   19,614,298

Commitment to release employee stock
  ownership plan shares                                             197,310

Compensation expense with respect to
  recognition and retention plan                                     58,784

Tax benefit related to recognition and
  retention plan                                                     23,704

Purchase of treasury stock                                         (960,925)

Stock options exercised                                              21,259

Change in unrealized gain (loss) on securities
  available for sale                              (163,753)        (163,753)

Net income for the year ended June 30, 1996                       1,668,279

Cash dividends - $.12 per share                                    (336,958)
                                                 ---------   --------------

Balance at June 30, 1996                         $(140,328)  $   20,121,998
                                                 =========   ==============

                                   (Continued)

                                       21.


                               CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)
                                              Years ended June 30, 1998, 1997 and 1996



                                                                 Additional                                   Unearned
                                                   Common          Paid-in       Retained       Treasury        ESOP       Unearned
                                                    Stock          Capital       Earnings         Stock        Shares     RRP Shares
                                                    -----          -------       --------         -----        ------     ----------
Balance at June 30, 1996                           $ 11,039    $  10,686,033   $ 11,688,467    $ (1,671,491)  $ (409,161) $ (42,561)

Commitment to release employee stock
  ownership plan shares                                              150,012                                     107,420

Compensation expense with respect to
  recognition and retention plan                                                                                             34,834

Tax benefit related to recognition and
  retention plan                                                      24,902

Purchase of treasury stock                                                                       (1,491,300)

Stock options exercised                                                              (7,546)         32,725

Change in unrealized gain (loss) on securities available for sale

Stock split effected in the form a stock dividends    5,519                          (5,519)

Shares issued with respect to recognition
  and retention plan                                     15           23,235                                                (23,250)

Net income for the year ended June 30, 1997                                       1,675,395

Cash dividends - $.20 per share                                                    (544,844)
                                                   --------    -------------   ------------    ------------   ----------  ---------

Balance at June 30, 1997                           $ 16,573    $  10,884,182   $ 12,805,953    $ (3,130,066)  $ (301,741) $ (30,977)
                                                   ========    =============   ============    ============   ==========  =========

                                                    Unrealized Gain
                                                      (Loss) on
                                                      Securities       Total
                                                       Available   Shareholders'
                                                       for Sale        Equity
                                                       --------        ------
Balance at June 30, 1996                             $ (140,328)  $   20,121,998

Commitment to release employee stock
  ownership plan shares                                                  257,432

Compensation expense with respect to
  recognition and retention plan                                          34,834

Tax benefit related to recognition and
  retention plan                                                          24,902

Purchase of treasury stock                                            (1,491,300)

Stock options exercised                                                   25,179

Change in unrealized gain (loss) on securities
  available for sale                                     61,984           61,984

Stock split effected in the form a stock dividends

Shares issued with respect to recognition and retention plan

Net income for the year ended June 30, 1997                            1,675,395

Cash dividends - $.20 per share                                         (544,844)
                                                     ----------   --------------

Balance at June 30, 1997                             $  (78,344)  $   20,165,580
                                                     ==========   ==============

          See accompanying notes to consolidated financial statements.

                                       22.

                               CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)
                                              Years ended June 30, 1998, 1997 and 1996


                                                                 Additional                                   Unearned
                                                   Common          Paid-in       Retained       Treasury        ESOP       Unearned
                                                    Stock          Capital       Earnings         Stock        Shares     RRP Shares
                                                    -----          -------       --------         -----        ------     ----------
Balance at June 30, 1997                          $  16,573   $  10,884,182   $  12,805,953    $(3,130,066) $ (301,741)  $  (30,977)

Commitment to release employee stock
  ownership plan shares                                             386,427                                    103,299

Compensation expense with respect to
  recognition and retention plan                                                                                             15,743

Tax benefit related to recognition and
  retention plan                                                    104,125

Tax benefit related to nonqualified stock options
  exercised                                                          37,443

Stock options exercised                                                             (13,104)       96,362

Change in unrealized gain (loss) on securities available for sale

Stock splits effected in the form of stock
  dividends                                          14,498                         (14,498)

Net income for the year ended June 30, 1998                                       2,369,190

Cash dividends - $.33 per share                                                    (853,027)
                                                  ---------   -------------   -------------    ----------   ----------   ----------

Balance at June 30, 1998                          $  31,071   $  11,412,177   $  14,294,514    $(3,033,704) $ (198,442)  $  (15,234)
                                                  =========   =============   =============    ===========  ==========   ==========

                                                   Unrealized Gain
                                                      (Loss) on
                                                     Securities         Total
                                                     Available     Shareholders'
                                                      for Sale         Equity
                                                      --------         ------

Balance at June 30, 1997                            $ (78,344)  $   20,165,580

Commitment to release employee stock
  ownership plan shares                                                489,726

Compensation expense with respect to
  recognition and retention plan                                        15,743

Tax benefit related to recognition and
  retention plan                                                       104,125

Tax benefit related to nonqualified stock options
  exercised                                                             37,443

Stock options exercised                                                 83,258

Change in unrealized gain (loss) on securities
  available for sale                                  138,941          138,941

Stock splits effected in the form of stock dividends

Net income for the year ended June 30, 1998                          2,369,190

Cash dividends - $.33 per share                                       (853,027)
                                                    ---------   --------------

Balance at June 30, 1998                            $  60,597   $   22,550,979
                                                    =========   ==============

                                   (Continued)

                                       23.

                                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 Years ended June 30, 1998, 1997 and 1996



                                                              1998              1997              1996
                                                         ------------      ------------      ------------
Cash flows from operating activities
     Net income ....................................     $  2,369,190      $  1,675,395      $  1,668,279
     Adjustments to reconcile net income to net
       cash from operating activities
         Depreciation ..............................          201,110           131,122           115,493
         Gain on loan sales ........................         (650,953)         (199,162)         (105,039)
         Gain on sale of real estate owned .........           (5,601)
         Loans originated for sale .................      (34,155,386)      (14,182,540)      (18,497,220)
         Proceeds from sale of loans ...............       34,464,785        14,234,957        18,602,259
         Provision for loan losses .................          120,000           120,000           120,000
         Net accretion .............................          (70,049)         (117,999)          (36,775)
         Security gains ............................          (13,226)              461
         FHLB stock dividends ......................         (104,400)          (94,600)          (87,700)
         Amortization of mortgage servicing rights .           55,921             8,089
         RRP compensation expense ..................           15,743            34,834            58,784
         Tax benefit realized on vesting of RRP
           shares and exercise of nonqualified
           stock options ...........................          141,568            24,902            23,704
         ESOP expense ..............................          489,726           257,432           197,310
         Change in
              Interest receivable ..................            6,357           (37,235)         (209,577)
              Other assets .........................          (30,386)          351,716          (258,867)
              Income taxes payable .................          101,754           (35,191)          (32,335)
              Other liabilities ....................          (76,470)          256,606           (23,015)
              Interest payable .....................          (49,408)          103,954            (9,836)
              Deferred loan fees ...................            5,314            (8,074)             (454)
              Deferred taxes .......................          110,933            92,731            81,554
                                                         ------------      ------------      ------------
                  Net cash from operating activities        2,926,522         2,617,398         1,606,565

Cash flows from investing activities
     Net change in interest-bearing time deposits
       in other financial institutions .............        1,497,706        (2,151,389)          274,686
     Securities available for sale
         Proceeds from sales .......................                          1,050,000
         Proceeds from maturities and calls ........        6,750,000         5,220,000           713,481
         Purchases .................................       (3,393,320)       (4,300,000)      (10,177,915)
         Proceeds from principal payments on
           mortgage-backed securities ..............          766,845           782,565         1,341,966

          See accompanying notes to consolidated financial statements.

                                       24.

                            CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
                                Years ended June 30, 1998, 1997 and 1996


                                                           1998              1997              1996
                                                       ------------      ------------      ------------
Cash flows from investing activities  (continued)
      Securities held to maturity
         Proceeds from maturities and calls ......                                         $    500,000
         Purchases ...............................                                             (662,944)
         Proceeds from principal payments on
           mortgage-backed securities ............                                              174,342
      Net increase in loans ......................     $ (4,451,158)     $(19,973,557)         (758,798)
      Proceeds from sale of real estate owned ....           31,557
      Properties and equipment expenditures, net .         (774,397)         (632,419)         (143,354)
      Purchases of repurchase agreements .........                                           (5,000,000)
      Proceeds from repurchase agreements ........                          2,500,000         2,500,000
                                                       ------------      ------------      ------------
         Net cash from investing activities ......          427,233       (17,504,800)      (11,238,536)

Cash flows from financing activities
      Net change in deposits .....................        9,540,616         4,716,188        10,985,291
      Proceeds from FHLB borrowings ..............        2,000,000        24,150,000         8,500,000
      Repayment of FHLB borrowings ...............      (11,852,598)      (11,690,639)       (8,759,883)
      Proceeds from issuance of stock ............           83,258            25,179            21,259
      Cash dividends paid ........................         (853,027)         (544,844)         (336,958)
      Purchase of treasury stock .................                         (1,491,300)         (960,925)
                                                       ------------      ------------      ------------
         Net cash from financing activities ......       (1,081,751)       15,164,584         9,448,784
                                                       ------------      ------------      ------------

Net change in cash and cash equivalents ..........        2,272,004           277,182          (183,187)

Cash and cash equivalents at beginning
  of year ........................................        2,914,578         2,637,396         2,820,583
                                                       ------------      ------------      ------------

Cash and cash equivalents at end of year .........     $  5,186,582      $  2,914,578      $  2,637,396
                                                       ============      ============      ============

Supplemental disclosures of cash flow
  information
      Cash paid during the year for
         Interest ................................     $  6,556,760      $  6,002,781      $  5,298,429
         Income taxes ............................        1,268,000           842,850           860,682
      Noncash activities
         Transfer securities to available for sale                                            8,705,534
         Transfer from loans to real estate owned            25,956

          See accompanying notes to consolidated financial statements.

                                      25.

                                  WOOD BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation Policy: The consolidated financial statements include the accounts of Wood Bancorp, Inc. (the "Company") and its wholly owned subsidiary, First Federal Bank (the "Bank"). All significant intercompany transactions and balances have been eliminated.

Nature of Operations: The Company is engaged in the business of banking with operations conducted through its main office and six branches located in Bowling Green, Ohio, and neighboring communities. These communities are the source of substantially all of the Company's deposit and loan activities. The majority of the Company's income is derived from one- to four-family residential real estate loans.

Use of Estimates: To prepare financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided. Future results could differ from current estimates. Areas involving the use of management's estimates and assumptions which are particularly subject to change include the allowance for loan losses, the realization of deferred tax assets, fair value of financial instruments and status of contingencies.

Cash Reserves: At June 30, 1998 and 1997, the Company was required to have $382,000 and $342,000 on deposit with the Federal Reserve Bank, or as cash on hand. These reserves do not earn interest.

Securities: Securities are classified as held to maturity, available for sale, and trading categories. Held to maturity securities are those that the Company has the positive intent and ability to hold to maturity, and are reported at amortized cost. Available for sale securities are those, which the Company may decide to sell if needed for liquidity, asset-liability management, or other reasons. Available for sale securities are reported at fair value, with unrealized gains or losses included as a separate component of equity, net of tax.

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

Loans: Loans are reported at the principal balance outstanding, net of deferred loan fees and costs, the allowance for loan losses and loans in process. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term.

                                  (Continued)
                                      26.

                                  WOOD BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mortgage loans originated by the Bank and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized in a valuation allowance by a charge to income. To mitigate the interest rate risk associated with loans held for sale, management obtains fixed secondary market purchase commitments for these loans. No loans were held for sale at June 30, 1998 and 1997.

In July 1996, the Company adopted SFAS No. 122, "Accounting for Mortgage Servicing Rights," which requires companies that engage in mortgage banking activities to recognize as separate assets rights to service mortgage loans for others. The servicing asset is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is periodically assessed based on the estimated fair value of those rights. SFAS No. 122 was applied prospectively to servicing rights arising from loans sold by the Company after July 1, 1996, and did not materially impact the Company's financial statements. SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," was adopted by the Company in 1998. This statement supersedes SFAS No. 122 relative to loan servicing rights, but only marginally modifies the accounting and disclosure requirements described by SFAS No. 122. SFAS No. 125 also impacts the accounting treatment for certain other transfers of assets and liabilities and did not materially affect the Company's 1998 financial statements.

Interest income is not reported when full loan repayment is in doubt, typically when payments are past due over 90 days. Payments received on such loans are reported as principal reductions.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required based on past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

Loan impairment is reported when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer and credit card loans, and on an individual basis for other loans. If a loan is impaired, a portion of the allowance is allocated so the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when it is probable that not all principal and interest amounts will be collected according to the original terms of the loan.


                                  (Continued)
                                      27.

                                  WOOD BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Real Estate Owned: Real estate owned, other than that which is used in the normal course of business, is recorded at fair value less estimated costs to sell. For real estate acquired through foreclosure, any initial loss is recorded as a charge to the allowance for loan losses before being transferred to real estate owned. Any subsequent reduction in fair value is recognized in a valuation allowance by charges to income.

Office Properties and Equipment: Office properties and equipment are stated at cost less accumulated depreciation. Depreciation is computed based on both the straight-line method and the accelerated method over the estimated useful lives of the respective properties and equipment. Maintenance and repairs are expensed and major improvements are capitalized.

Profit Sharing Plan: The Company maintains a profit sharing plan for substantially all employees. Annual contributions to the plan are determined by the Board of Directors. Expense related to the profit-sharing plan was $136,000, $101,000 and $101,000 for the years ended June 30, 1998, 1997 and 1996.

Income Taxes: Income tax expense is the sum of current-year income of tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to this amount expected to be realized.

Stock Compensation: Expense for employee compensation under stock option plans is reported only if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are provided as if the fair value method were used for stock-based compensation.

Concentrations of Credit Risk: The Bank grants residential, consumer and commercial loans to customers located primarily in Wood and surrounding counties in Ohio. Real estate mortgage loans make up approximately 82% of the Company's loan portfolio and the remaining 18% are made up of consumer and commercial loans. The Bank, in the normal course of business, makes commitments to make loans that are not reflected in the financial statements. These commitments are discussed in Note 10.

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance sheet financial instruments do not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.


                                  (Continued)
                                      28.

                                  WOOD BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statement of Cash Flows: For purposes of this statement, cash and cash equivalents are defined to include the Company's cash on hand, due from banks and federal funds sold. The Company reports net cash flows for customer loan transactions, deposit transactions and interest-bearing deposits made with other financial institutions.

Earnings Per Common Share: Basic and diluted earnings per common share are computed under a new accounting standard effective beginning with the quarter ended December 31, 1997. All prior earnings per common share amounts have been restated to be comparable. Basic earnings per common share is based on the net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for earnings per common share calculations as they are committed to be released; unearned shares are not considered outstanding. Recognition and retention plan ("RRP") shares are considered outstanding for earnings per common share calculations as they become vested. Diluted earnings per common share shows the dilutive effect of additional potential common shares issuable under stock options and nonvested shares issued under the RRP. On June 18, 1996, the Board of Directors declared a three-for-two stock split effected in the form of a 50% stock dividend payable on July 29, 1996. On July 1, 1997, the Board of Directors declared a three-for-two stock split effected in the form of a 50% stock dividend payable on July 29, 1997. On January 5, 1998, the Board of Directors declared a five-for-four stock split effected in the form of a 25% stock dividend payable on January 29, 1998. Stock dividends in excess of 20% are reported by transferring the par value of the stock issued from retained earnings to common stock. Stock dividends for 20% or less are reported by transferring the market value, as of the ex-dividend date, of the stock issued from retained earnings to common stock and additional paid-in capital. Fractional share amounts are paid in cash with a reduction in retained earnings. All share and per share data have been retroactively adjusted to reflect the stock splits.

Financial Statement Presentation: Certain items in the 1997 and 1996 financial statements have been reclassified to correspond with the 1998 presentation.


                                  (Continued)
                                      29.

                                  WOOD BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996

NOTE 2 - EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE

A reconciliation of the numerators and denominators used in the computation of the basic earnings per common share and diluted earnings per common share is presented below:

                                                               Year ended June  30,
                                                     1998             1997             1996
                                                 -----------      -----------      -----------
Basic Earnings Per Common Share
    Numerator
      Net income ...........................     $ 2,369,190      $ 1,675,395      $ 1,668,279
                                                 ===========      ===========      ===========
    Denominator
      Weighted average common shares
        outstanding ........................       2,656,990        2,768,442        2,913,126
      Less:  Average unallocated ESOP shares         (53,113)         (81,866)        (112,078)
      Less:  Average nonvested RRP shares ..          (1,828)          (5,545)         (11,970)
                                                 -----------      -----------      -----------
      Weighted average common shares
        outstanding for basis earnings per
        common share .......................       2,602,049        2,681,031        2,789,078
                                                 ===========      ===========      ===========

    Basic earnings per common share ........     $       .91      $       .62      $       .60
                                                 ===========      ===========      ===========
                                                               Year ended June 30,
                                                      1998            1997             1996
                                                 -----------      -----------      -----------
Diluted Earnings Per Common Share
    Numerator
      Net income ...........................     $ 2,369,190      $ 1,675,395      $ 1,668,279
                                                 ===========      ===========      ===========
    Denominator
      Weighted average common shares
        outstanding for basic earnings per
        common share .......................       2,602,049        2,681,032        2,789,078
      Add:  Dilutive effects of average
       nonvested RRP shares ................             111            1,107            5,624
      Add:  Dilutive effects of assumed
        exercises of stock options .........         154,663          135,138          107,102
                                                 -----------      -----------      -----------
      Weighted average common shares
        and dilutive potential common
        shares outstanding .................       2,756,823        2,817,277        2,901,804
                                                 ===========      ===========      ===========

    Diluted earnings per common share ......     $       .86      $       .59      $       .57
                                                 ===========      ===========      ===========

                                  (Continued)
                                      30.

                                  WOOD BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996

NOTE 2 - EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE
  (Continued)

Stock options for 3,375 shares of common stock, granted during the year ended June 30, 1998, were not considered in computing diluted earnings per common share for the year ended June 30, 1998 because they were antidilutive.


NOTE 3 - SECURITIES

The amortized cost, gross unrealized gains and losses and estimated fair values of securities at June 30, 1998 and 1997 are as follows:

                                      -------------------------------1998------------------------------
                                                             Gross          Gross           Estimated
                                           Amortized      Unrealized     Unrealized           Fair
                                             Cost            Gains         Losses             Value
                                      ---------------    ------------   ------------   ----------------
Available for sale
      U.S. Treasury securities        $       606,158    $    159,742                  $        765,900
      U.S. Government agencies              7,199,395          14,510   $     41,729          7,172,176
      Mutual funds and equity
        securities                          2,894,447           4,035         79,659          2,818,823
      Municipal bonds                         172,049                                           172,049
                                      ---------------    ------------   ------------   ----------------
                                           10,872,049         178,287        121,388         10,928,948
      Mortgage-backed securities            8,199,276         104,007         69,093          8,234,190
                                      ---------------    ------------   ------------   ----------------
      Total securities
        available for sale            $    19,071,325    $    282,294   $    190,481   $     19,163,138
                                      ===============    ============   ============   ================

                                      ------------------------------1997-------------------------------
                                                             Gross         Gross            Estimated
                                          Amortized       Unrealized    Unrealized            Fair
                                            Cost             Gains        Losses              Value
                                      ---------------    ------------   ------------   ----------------
Available for sale
      U.S. Treasury securities        $       540,627    $    152,073                  $        692,700
      U.S. Government agencies             10,772,708          23,327   $     95,899         10,700,136
      Mutual funds and equity
        securities                          2,821,306             276         65,881          2,755,701
                                      ---------------    ------------   ------------   ----------------
                                           14,134,641         175,676        161,780         14,148,537
      Mortgage-backed securities            8,976,932          47,396        179,995          8,844,333
                                      ---------------    ------------   ------------   ----------------
      Total  securities
        available for sale            $    23,111,573    $    223,072   $    341,775   $     22,992,870
                                      ===============    ============   ============   ================

                                  (Continued)
                                      31.

                                  WOOD BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996

NOTE 3 - SECURITIES (Continued)

The amortized cost and estimated fair value of securities at June 30, 1998, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                       Amortized       Estimated
                                                         Cost         Fair Value
                                                     -----------     -----------
Available for sale
     Due in one year or less ...................     $ 1,299,954     $ 1,295,170
     Due after one year through five years .....       3,178,460       3,307,352
     Due after five years through ten years ....       3,499,188       3,507,603
                                                     -----------     -----------
                                                       7,977,602       8,110,125
     Mortgage-backed securities ................       8,199,276       8,234,190
     Mutual funds and equity securities ........       2,894,447       2,818,823
                                                     -----------     -----------

                                                     $19,071,325     $19,163,138
                                                     ===========     ===========

No securities were sold during the year ended June 30, 1998 Securities called or settled by the issuer during 1998 resulted in gross gains of $13,226. Proceeds from the sale of securities for the year ended June 30, 1997 were $1,050,000, resulting in gross losses of $2,410. Securities called or settled by the issuer during 1997 resulted in gross gains of $1,949. No securities were sold during 1996.

Securities with carrying values of $1,527,000 and $500,000 as of June 30, 1998 and 1997, were pledged to secure public deposits and for other purposes as required or permitted by law.

                                  (Continued)
                                      32.

                                  WOOD BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996

NOTE 4 - LOANS

Loans were as follows at June 30:

                                                               1998             1997
                                                          ------------     ------------
Real estate mortgage loans (principally conventional)
      Principal balances
         Secured by one- to four- family residences .     $ 87,923,561     $ 93,537,749
         Secured by other properties ................       10,578,260        7,295,761
         Construction ...............................        6,403,535        4,515,950
         Home equity ................................       10,679,082        8,334,481
                                                          ------------     ------------
                                                           115,584,438      113,683,941
      Less:
         Loans in process ...........................        4,105,037        2,245,571
         Net deferred loan origination fees .........          195,346          200,660
                                                          ------------     ------------
             Total real estate mortgage loans .......      111,284,055      111,237,710

Consumer and other loans
      Principal balances
         Automobile .................................        7,666,776        7,695,651
         Commercial .................................       10,463,418        8,035,167
         Other ......................................        6,857,912        4,925,380
                                                          ------------     ------------
             Total consumer and other loans .........       24,988,106       20,656,198
                                                          ------------     ------------

                                                           136,272,161      131,893,908
Allowance for loan losses ...........................          654,350          575,985
                                                          ------------     ------------

Loans, net ..........................................     $135,617,811     $131,317,923
                                                          ============     ============

A summary of the activity in the allowance for loan losses is as follows:

                                           1998           1997           1996
                                        ---------      ---------      ---------
Balance at beginning of period ....     $ 575,985      $ 513,367      $ 409,706
Provision for loan losses .........       120,000        120,000        120,000
Recoveries ........................        11,675         33,097          1,111
Charge-offs .......................       (53,310)       (90,479)       (17,450)
                                        ---------      ---------      ---------

Balance at end of period ..........     $ 654,350      $ 575,985      $ 513,367
                                        =========      =========      =========

The Bank is not committed to lend additional funds to debtors whose loans have been modified.

                                  (Continued)
                                      33.

                                  WOOD BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996

NOTE 4 - LOANS (Continued)

There were no nonaccrual loans at June 30, 1998 and 1997. Interest not recognized on nonaccrual loans totaled approximately $0, $2,000 and $3,000 for the years ended June 30, 1998, 1997 and 1996. Impaired loans were insignificant at June 30, 1998 and 1997 and during the fiscal years ended June 30, 1998, 1997 and 1996.

In the course of its business, the Bank has granted loans to executive officers, directors, and their related business interests. A summary of related party loan activity, for loans aggregating $60,000 or more to any one related party, is as follows for the year ended June 30:

                                                      1998               1997
                                                   ---------          ---------
Balance at beginning of period ...........         $ 582,502          $ 510,521
New loans ................................           203,355            268,100
Repayments ...............................           (34,973)          (196,119)
Other change .............................           (51,795)
                                                   ---------          ---------

Balance at end of period .................         $ 699,089          $ 582,502
                                                   =========          =========

Other change represents the inclusion or exclusion of loans to executive officers, directors and their related business interests due to loans in the aggregate exceeding or not exceeding $60,000 at the beginning or end of the period.


NOTE 5 - OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment consists of the following:

                                                        1998             1997
                                                     ----------       ----------
Land .........................................       $  809,541       $  605,879
Buildings and improvements ...................        2,130,106        1,892,967
Furniture and equipment ......................          754,511          979,019
Construction in process ......................          152,413           78,150
                                                     ----------       ----------
Total cost ...................................        3,846,571        3,556,015
Accumulated depreciation .....................        1,412,953        1,695,684
                                                     ----------       ----------

Office properties and equipment, net .........       $2,433,618       $1,860,331
                                                     ==========       ==========

                                  (Continued)
                                      34.

                                  WOOD BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996

NOTE 6 - LOAN SERVICING

Mortgage loans serviced for others are not reported as assets. These loans totaled $60,082,329 and $32,418,955 at June 30, 1998 and 1997.

Activity for capitalized mortgage servicing rights included in other assets was as follows:

                                                    1998                 1997
                                                 ---------            ---------
Beginning of year ....................           $ 138,656
Additions ............................             341,554            $ 146,745
Amortized to expense .................             (55,921)              (8,089)
                                                 ---------            ---------
End of year ..........................           $ 424,289            $ 138,646
                                                 =========            =========

NOTE 7 - DEPOSITS

Deposits consisted of the following at June 30:

                                                      1998               1997
                                                 ------------       ------------
Noninterest-bearing demand deposits ......       $  1,500,731       $  1,033,148
NOW and money market accounts ............         36,842,486         34,029,482
Savings deposits .........................         21,305,979         21,307,244
Time deposits ............................         70,437,499         64,176,205
                                                 ------------       ------------

                                                 $130,086,695       $120,546,079
                                                 ============       ============

The aggregate amount of deposits with a minimum denomination of $100,000 was $15,724,499 and $16,984,405 at June 30, 1998 and 1997.

At June 30, 1998, scheduled maturities of certificates of deposit are as follows:

               Year ended June 30, 1999              $45,702,615
                                   2000               16,885,897
                                   2001                7,489,565
                                   2002                  114,723
                                   2003                  238,493
                                   Thereafter              6,206
                                                     -----------

                                                     $70,437,499
                                                     ===========

                                  (Continued)
                                      35.

                                  WOOD BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996

NOTE 8 - INCOME TAXES

The provision for income taxes consists of the following:

                                           1998           1997           1996
                                        ----------     ----------     ----------
Current ...........................     $1,166,249     $  828,892     $  888,892
Tax effect of vesting RRP
  shares and exercise of
  nonqualified stock options ......        141,568         24,902         23,704
Deferred ..........................        110,933         92,731         81,554
                                        ----------     ----------     ----------

Total income tax provision ........     $1,418,750     $  946,525     $  994,150
                                        ==========     ==========     ==========

The differences between the financial statement provision and amounts computed by applying the statutory federal income tax rate of 34% to income before taxes are as follows:

                                        1998             1997            1996
                                    -----------      -----------     -----------
Income tax computed at the
  statutory federal rate ......     $ 1,287,900      $   891,453     $   905,226

Add (subtract) tax effect of
     ESOP deduction ...........         131,385           51,004          28,795
     Other ....................            (535)           4,068          60,129
                                    -----------      -----------     -----------

Total income tax provision ....     $ 1,418,750      $   946,525     $   994,150
                                    ===========      ===========     ===========

The tax effects of principal temporary differences and the resulting deferred tax assets and liabilities that comprise the net deferred tax balance are as follows at June 30:

                                                             1998           1997
                                                          ---------      ---------

Items giving rise to deferred tax assets:
    Deferred loan fees ..............................     $  66,415      $  68,225
    Recognition and retention plan ..................                       10,355
    Accrued vacation ................................        10,636          7,087
    Accelerated ESOP expense ........................         4,716          6,159
    Allowance for loan losses less than tax reserve .         7,877
    Unrealized loss on securities available for sale                        40,359

Items giving rise to deferred tax liabilities:
    FHLB stock dividend .............................      (181,317)      (145,821)
    Franchise taxes .................................       (37,467)       (32,180)
    Depreciation ....................................        (1,391)       (11,771)
    Allowance for loan losses more than tax reserve .                      (18,767)
    Mortgage servicing rights .......................      (144,258)       (47,143)
    Unrealized gains on securities available for sale       (31,217)
                                                          ---------      ---------
         Net deferred tax liability .................     $(306,006)     $(123,497)
                                                          =========      =========

                                  (Continued)
                                      36.

                                  WOOD BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996

NOTE 8 - INCOME TAXES (Continued)

Prior to the enactment of legislation discussed below, thrifts which met certain tests relating to the composition of assets had been permitted to establish reserves for bad debts and to make annual additions thereto which could, within specified formula limits, be taken as a deduction in computing taxable income for federal income tax purposes. The amount of the bad debt reserve deduction for "nonqualifying loans" was computed under the experience method. The amount of the bad debt reserve deduction for "qualifying real property loans" could be computed under either the experience method or the percentage of taxable income method, based on an annual election.

In August 1996, legislation was enacted that repeals the reserve method of accounting used by many thrifts to calculate their bad debt reserve for federal income tax purposes. Therefore, small thrifts such as the Bank must recapture that portion of the reserve that exceeds the amount that could have been taken under the experience method for tax years beginning after December 31, 1987. The legislation also requires thrifts to account for bad debts for federal income tax purposes on the same basis as commercial banks for tax years beginning after December 31, 1995. The recapture will occur over a six-year period, the commencement of which will be delayed until the first taxable-year beginning after December 31, 1997, provided the institution meets certain residential lending requirements. At June 30, 1998, the Bank had approximately $631,000 in bad debt reserves subject to recapture for federal income tax purposes. The deferred tax liability related to the recapture has been previously established. In fiscal 1998, no bad debt reserves were recaptured as the Bank met the residential lending requirements.

Retained earnings at June 30, 1998 and 1997 includes approximately $2,300,000 for which no provision for federal income taxes has been made. This amount represents the tax bad debt reserve at June 30, 1988, which is the end of the Bank's base year for purposes of calculating the bad debt deduction for tax purposes. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, the amount used will be added to future taxable income. The unrecorded deferred tax liability on the above amount was approximately $782,000.


                                 (Continued)
                                      37.

                                  WOOD BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996

NOTE 9 - ADVANCES FROM FEDERAL HOME LOAN BANK

The Company had the following outstanding Federal Home Loan Bank ("FHLB") advances at June 30:

                                                      --------------------------1998--------------------------
                                                                          Interest
                                                          Amount            Rate                 Maturity
Mortgage Matched Advance, (monthly
  principal and interest payment of
  $16,255) fixed rate                                 $     1,459,659       6.20%                  June 2008
Mortgage Matched Advance (monthly
  principal and interest payment of
  $16,048) fixed rate                                       1,463,049       6.00                   July 2008
Libor Index Advance, variable rate                          2,000,000       5.66                   June 2000
Libor Index Advance, variable rate                          2,000,000       5.70                   June 2001
Regular Fixed Rate                                          5,000,000       6.10               November 1999
                                                     ----------------

                                                     $     11,922,708
                                                     ================
                                                      ---------------------------1997-------------------------
                                                                          Interest
                                                          Amount            Rate                   Maturity
Mortgage Matched Advance, (monthly
  principal and interest payment of
  $16,255) fixed rate                                 $     1,560,786       6.20%                  June 2008
Mortgage Matched Advance (monthly
  principal and interest payment of
  $16,048) fixed rate                                       1,564,520       6.00                   July 2008
Libor Index Advance, variable rate                          2,000,000       5.69                   June 1998
Libor Index Advance, variable rate                          2,000,000       5.74                   June 2001
Cash Management Advance, variable rate                      7,500,000       5.75                July through
                                                                                              September 1997
Regular Fixed Rate                                            200,000       6.35                 August 1997
Regular Fixed Rate                                            450,000       6.45                January 1998
Regular Fixed Rate                                          5,000,000       6.10               November 1999
Short Term Fixed Rate                                       1,500,000       5.60                 August 1997
                                                     ----------------

                                                     $     21,775,306
                                                     ================

                                  (Continued)
                                      38.

                                  WOOD BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996


NOTE 9 - ADVANCES FROM FEDERAL HOME LOAN BANK (Continued)

At June 30, 1998, scheduled principal payments on FHLB advances are as follows:

                1999                             $        216,403
                2000                                    7,229,978
                2001                                    2,244,406
                2002                                      259,740
                2003                                      276,035
                Thereafter                              1,696,146
                                                 ----------------

                                                 $     11,922,708
                                                 ================

All advances are collateralized by the Company's FHLB stock and residential mortgage loans totaling $17,884,000 and $32,663,000 at June 30, 1998 and 1997.


NOTE 10 - COMMITMENTS AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE-
  SHEET RISK

Various contingent liabilities are not reflected in the consolidated financial statements, including claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on the Company's financial condition or results of operations.

Some financial instruments are used in the normal course of business to meet the financing needs of customers and to reduce exposure to interest rate changes. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. These involve, to varying degrees, credit and interest-rate risk more than the amounts reported in the financial statements.

Exposure to credit loss if the other party does not perform is represented by the contractual amount for commitments to extend credit, standby letters of credit and financial guarantees written. The same credit policies are used for commitments and conditional obligations as are used for loans. The amount of collateral obtained, if deemed necessary, on extension of credit is based upon management's credit evaluation and generally consists of residential or commercial real estate.



                                   (Continued)
                                      39.

                                  WOOD BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996

NOTE 10 - COMMITMENTS AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE-
  SHEET RISK (Continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the commitment. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being used, the total commitments do not necessarily represent future cash requirements. Standby letters of credit and financial guarantees written are conditional commitments to guarantee a customer's performance to a third party.

As of June 30, 1998 and 1997, variable rate commitments to make loans or fund outstanding lines of credit amounted to approximately $12,313,000 and $9,467,000, respectively, and fixed rate commitments amounted to $3,789,000 and $2,231,000, respectively. The interest rates on variable rate commitments ranged from 6.50% to 12.00% and interest rates on fixed rate commitments ranged from 6.25% to 15.00% at June 30, 1998. The interest rates on variable rate commitments ranged from 6.75% to 11.50% and interest rates on fixed rate commitments ranged from 7.00% to 12.50% at June 30, 1997. Since loan commitments may expire without being used, the amounts do not necessarily represent future cash commitments.


NOTE 11 - FDIC INSURANCE

Included in insurance expense in the Consolidated Statements of Income for the year ended June 30, 1997 is $670,623 for a special assessment resulting from legislation passed and enacted into law on September 30, 1996 to recapitalize the Savings Association Insurance Fund of the Federal Deposit Insurance Corporation. Thrifts such as the Bank paid a one-time assessment in November 1996 of $0.657 for each $100 in deposits as of March 31, 1995. Because of the recapitalization, the Bank began paying lower deposit insurance premiums in January 1997.


NOTE 12 - EMPLOYEE STOCK OWNERSHIP PLAN

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


                                  (Continued)
                                      40.

                                  WOOD BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996

NOTE 12 - EMPLOYEE STOCK OWNERSHIP PLAN (Continued)

To fund the plan, the ESOP borrowed $746,200 from the Company for the purposes of purchasing 209,868 shares of stock at $3.56 per share of the Company. Principal and interest payments on the loan are due in annual installments beginning June 1994, with the final payments of principal and accrued interest being due and payable at maturity, which is June 2000. Interest is payable during the term of the loan at a fixed rate of 6%. The loan is collateralized by the shares of the Company's common stock purchased with the proceeds. The shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid. As payments are made and the shares are released from the suspense account, such shares will be validly issued, fully paid and nonassessable. Shares will be allocated among participants based on all taxable compensation and any amount of compensation contributed to the Bank's cafeteria plan.

Shares pledged as collateral are reported as unearned ESOP shares in the Consolidated Balance Sheets. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares and the shares become outstanding for earnings-per-share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings, while dividends on unallocated ESOP shares are recorded as a reduction of debt. ESOP compensation expense was $489,726, $257,432 and $197,310 for 1998, 1997 and
1996.

The ESOP shares were as follows at June 30:

                                                         1998              1997
                                                        -------         --------

Allocated shares .............................          128,108           97,900
Shares committed to be released ..............           28,730           30,208
Unreleased shares ............................           53,030           81,760
                                                       --------         --------
    Total ESOP shares ........................          209,868          209,868
                                                       ========         ========

Fair value of unreleased shares ..............         $848,496         $735,840
                                                       ========         ========

NOTE 13 - STOCK OPTION AND INCENTIVE PLAN

The Company sponsors a shareholder approved stock option plan that authorizes the Stock Option Committee of the Board of Directors to grant options to directors, officers and employees of the Company or its subsidiaries. A total of 299,812 common shares, as adjusted for stock splits, were reserved for issuance under the Plan. Options may be granted at a price not less than fair market value at the date of grant. Options are subject to a five-year vesting schedule for those granted to employees and a four-year vesting schedule for those granted to non-employee directors.

                                  (Continued)
                                      41.

                                  WOOD BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996

NOTE 13 - STOCK OPTION AND INCENTIVE PLAN (Continued)

Information about options granted is as follows:

                                      1998                          1997                          1996
                            -----------------------      -----------------------        -----------------------
                                          Weighted                      Weighted                       Weighted
                                           Average                      Average                        Average
                              Number      Exercise          Number      Exercise          Number       Exercise
                            of Options      Price         of Options      Price         of Options       Price
Options outstanding
  July 1                      243,363    $    3.74          244,064     $   3.56           251,843     $   3.56
Options granted                 3,375        18.80            9,375         8.27             5,625         5.38
Options forfeited                                             2,998         3.56             7,425         4.94
Options exercised              20,650         3.99            7,078         3.56             5,979         3.56
                              -------                       -------                        -------
Options outstanding
  June 30                     226,088         3.94          243,363         3.74           244,064         3.56
                              =======                       =======                        =======

Options exercisable           187,631                       149,139                        103,734

Remaining shares
  available for grant          40,017                        43,392                         49,769

The following table summarized information about stock options outstanding at June 30, 1998:

                           Number             Weighted Average            Number
                         Outstanding              Remaining             Exercisable
Exercise Price        at June 30, 1998        Contractual Life       at June 30, 1998
--------------        ----------------        ----------------       ----------------
 $    3.56                  215,213                 5.25 years            187,631
      8.27                    7,500                 8.25                       --
     18.80                    3,375                 9.50                       --

SFAS No. 123, effective for fiscal years beginning after December 15, 1995, requires pro form disclosures for companies not adopting its fair value accounting method for stock-based compensation. Accordingly, the following pro forma information presents net income and earnings per share had the fair value method been used to measure compensation cost for stock option plans. No compensation expense was recognized for years ended June 30, 1998 and 1997.

                                                            1998          1997
                                                         ----------    ----------
         Net income as reported .....................    $2,369,190    $1,675,395
         Pro forma net income .......................     2,364,267     1,672,852

         Basic earnings per share as reported .......          0.91          0.62
         Pro forma basic earnings per share .........          0.91          0.62

         Diluted earnings per share as reported .....          0.86          0.59
         Pro forma diluted earnings per share .......          0.86          0.59

                                  (Continued)
                                      42.

                                  WOOD BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996

NOTE 13 - STOCK OPTION AND INCENTIVE PLAN (Continued)

The following table presents the fair value of options granted using the Black-Scholes options pricing model, along with the assumptions used in the computation:

                       Fair Value         Risk-Free       Expected     Expected
  Date of Grant       of Options       Interest Rate        Life       Dividends
  -------------       ----------       -------------        ----       ---------
  January 1998         $   6.88             5.52%         10 years       1.80%
  October 1996             2.75             6.65          10             2.74


NOTE 14 - RECOGNITION AND RETENTION PLAN

The Bank adopted a Recognition and Retention Plan ("RRP") as a means of providing directors and certain key employees of the Bank with an ownership interest in the Company in a manner designed to reward and retain such directors and key employees. The Company initially awarded 106,718 shares out of its authorized but unissued shares at the conclusion of the Conversion. The shares vested at a rate of 20% per year with the first installment vesting six months after the completion of the Conversion and each additional installment vesting on each subsequent anniversary of such date. All shares in the initial award are vested at June 30, 1998. The Company awarded an additional 2,812 shares on October 1, 1996. These shares vest at a rate of 20% per year on each of the first five anniversaries of the date of the award. Compensation expense related to the plan was $15,743, $34,864 and $58,784 for the years ended June 30, 1998, 1997 and 1996. The unamortized unearned compensation value of the RRP is shown as a reduction to shareholders' equity in the Consolidated Balance Sheets.


NOTE 15 -REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory actions that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about the Bank's components, risk weightings and other factors. At June 30, 1998 and 1997 management believes the Company and the Bank comply with all regulatory capital requirements. Based on the Bank's computed regulatory capital ratios, the Bank is considered well capitalized under the Federal Deposit Insurance Act at June 30, 1998.and 1997. Management believes no conditions or events have occurred after June 30, 1998 that would cause the Bank's capital category to change.

                                   (Continued)
                                      43.

                                  WOOD BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996

NOTE 15 -REGULATORY MATTERS (Continued)

At June 30, 1998 and 1997, the Bank's actual capital levels and minimum required levels were:

                                                                                To Be Adequately                Minimum Required
                                                                                 Capitalized Under          To Be Well Capitalized
                                                                                Prompt Corrective           Under Prompt Corrective
                                                             Actual             Action Regulations             Action Regulations
                                                      Amount        Ratio        Amount      Ratio            Amount         Ratio
                                                      ------        -----        ------      -----            ------         -----
                                                                             (Dollars in Thousands)
1998
Total capital (to risk weighted assets) ........     $14,493        13.45%     $ 8,618        8.00%          $10,772        10.00%
Tier 1 (core) capital (to risk weighted assets)       13,871        12.88        4,309        4.00             6,463         6.00
Tier 1 (core) capital (to adjusted total assets)      13,871         8.47        6,548        4.00             8,185         5.00
Tangible capital (to adjusted total assets) ....      13,871         8.47        2,455        1.50               N/A

1997
Total capital (to risk weighted assets) ........     $14,554        15.20%     $ 7,658        8.00%          $ 9,573        10.00%
Tier 1 (core) capital (to risk weighted assets)       14,041        14.67        3,829        4.00             5,744         6.00
Tier 1 (core) capital (to adjusted total assets)      14,041         8.71        4,834        3.00             8,056         5.00
Tangible capital (to adjusted total assets) ....      14,041         8.71        2,417        1.50               N/A

In addition to certain federal income tax considerations, OTS regulations impose limitations on the payment of dividends and other capital distributions by savings associations. Under OTS regulations applicable to converted savings associations, the Bank is not permitted to pay a cash dividend on its common shares if its regulatory capital would, as a result of payment of such dividends, be reduced below the amount required for the Liquidation Account, or below applicable regulatory capital requirements prescribed by the OTS.

OTS regulations applicable to all savings and loan associations provide that a savings association which immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution (including a dividend) has total capital (as defined by OTS regulations) that is equal to or greater than the amount of its capital requirements is generally permitted without OTS approval (but subsequent to 30 days' prior notice to the OTS) to make capital distributions, including dividends, during a calendar year in an amount not to exceed the greater of (1) 100% of its net earnings to date during the calendar year, plus an amount equal to one-half of the amount by which its total capital to assets ratio exceeded its required capital to assets ratio at the beginning of the calendar year, or (2) 75% of its net earnings for the most recent four-quarter period. Savings associations that meet the capital requirements but have been notified by the OTS that they are in need of more than normal supervision will be subject to restrictions on dividends. A savings association that fails to meet current minimum capital requirements is prohibited from making any capital distributions without the prior approval of the OTS.

The Bank currently meets all of its capital requirements and, unless the OTS determines that the Bank is an institution requiring more than normal supervision, the Bank may pay dividends in accordance with the foregoing provisions of OTS regulations.

                                  (Continued)
                                      44.

                                  WOOD BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996

NOTE 16 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Wood Bancorp, Inc. is as follows at June 30:

                                     CONDENSED BALANCE SHEETS

                                                                        1998              1997
                                                                   ------------      ------------
Assets
Cash .........................................................     $  5,348,130      $  3,066,707
Interest-bearing time deposits in other financial institutions           99,000            99,000
Securities available for sale ................................        2,154,730         2,033,443
Mortgage-backed and related securities available for sale ....          571,765           599,973
Loan receivable from subsidiary ..............................          213,200           319,800
Investment in subsidiary .....................................       14,099,806        14,021,379
Other assets .................................................           68,348            26,424
                                                                   ------------      ------------
    Total assets .............................................     $ 22,554,979      $ 20,166,726
                                                                   ============      ============

Liabilities and Shareholders' Equity
Other liabilities ............................................     $      4,000      $      1,146
Common stock .................................................           31,071            16,573
Additional paid-in capital ...................................       11,412,177        10,884,182
Retained earnings ............................................       14,294,514        12,805,953
Treasury stock ...............................................       (3,033,704)       (3,130,066)
Unearned employee stock ownership plan shares ................         (198,442)         (301,741)
Unearned recognition and retention plan shares ...............          (15,234)          (30,977)
Unrealized gain (loss) on available for sale securities, net .           60,597           (78,344)
                                                                   ------------      ------------
    Total liabilities and shareholders' equity ...............     $ 22,554,979      $ 20,166,726
                                                                   ============      ============

                                           (Continued)
                                               45.

                                  WOOD BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996

NOTE 16 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
  (Continued)

                         CONDENSED STATEMENTS OF INCOME
                For the years ended June 30, 1998, 1997 and 1996

                                                         1998             1997            1996
                                                     -----------      -----------     -----------
Interest income
    Dividends from subsidiary ..................     $ 3,000,000                      $ 5,000,000
    Securities .................................         118,734      $   116,740         113,119
    Mortgage-backed and related securities .....          32,740           37,836          38,575
    Loan to subsidiary .........................          19,454           25,939          32,423
    Other interest income ......................           8,640            6,703          23,227
                                                     -----------      -----------     -----------
         Total interest income .................       3,179,568          187,218       5,207,344

Operating expenses .............................          71,466           89,967          96,272
                                                     -----------      -----------     -----------

Income before income taxes and equity in
      undistributed earnings of subsidiary .....       3,108,102           97,251       5,111,072

Income tax expense .............................          36,750           33,100          37,750
                                                     -----------      -----------     -----------

Income before equity in undistributed
      earnings of subsidiary ...................       3,071,352           64,151       5,073,322

(Distributions in excess of earnings)
      equity in undistributed earnings
      of subsidiary ............................        (702,162)       1,611,244      (3,405,043)
                                                     -----------      -----------     -----------

Net income .....................................     $ 2,369,190      $ 1,675,395     $ 1,668,279
                                                     ===========      ===========     ===========

                                   (Continued)
                                      46.

                                  WOOD BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996

NOTE 16 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
  (Continued)

                                CONDENSED STATEMENTS OF CASH FLOWS
                         For the years ended June 30, 1998, 1997 and 1996

                                                       1998             1997             1996
                                                   -----------      -----------      -----------
Cash flows from operating activities
Net income ...................................     $ 2,369,190      $ 1,675,395      $ 1,668,279
Adjustments to reconcile net income to net
  cash from operating activities:
    Distributions in excess of earnings
      (equity in undistributed earnings)
      of subsidiary ..........................         702,162       (1,611,244)       3,405,043
    Principal repayments on loan to ESOP .....         106,600          106,600          106,600
    Net accretion ............................            (130)            (186)            (726)
    Change in
         Other assets ........................         (36,174)         147,628          (80,267)
         Other liabilities ...................           2,854         (433,698)         374,839
                                                   -----------      -----------      -----------
    Net cash from operating activities .......       3,144,502         (115,505)       5,473,768

Cash flows from investing activities
Purchase of interest-bearing deposits in other
  financial institutions .....................                              (63)         (98,937)
Purchases of securities ......................        (423,141)                         (405,777)
Maturities of securities .....................         300,000                           800,000
Proceeds from principal payments on
  mortgage-backed securities .................          29,831           30,992           51,579
                                                   -----------      -----------      -----------
    Net cash from investing activities .......         (93,310)          30,929          346,865

Cash flows from financing activities
Cash dividends paid ..........................        (853,027)        (544,844)        (336,958)
Purchase of treasury stock ...................                       (1,491,300)        (960,925)
Proceeds from issuance of stock ..............          83,258           25,179           21,259
                                                   -----------      -----------      -----------
    Net cash from financing activities .......        (769,769)      (2,010,965)      (1,276,624)
                                                   -----------      -----------      -----------

Net change in cash ...........................       2,281,423       (2,095,541)       4,544,009

Cash at beginning of period ..................       3,066,707        5,162,248          618,239
                                                   -----------      -----------      -----------

Cash at end of period ........................     $ 5,348,130      $ 3,066,707      $ 5,162,248
                                                   ===========      ===========      ===========

                                   (Continued)
                                       47.

                                  WOOD BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996

NOTE 17 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table shows the estimated fair value and the related carrying value of the Company's financial instruments at June 30, 1998 and 1997:

                                        -----------------1998--------------     ---------------1997----------------
                                            Carrying            Estimated           Carrying           Estimated
                                              Value            Fair Value             Value           Fair Value
                                        ---------------     ---------------     ---------------    ----------------
Assets
Cash and cash equivalents               $     5,186,582     $     5,187,000     $     2,914,578    $      2,915,000
Interest-bearing time deposits in
  other financial institutions                  731,398             731,000           2,229,104           2,229,000
Securities available for sale                10,928,948          10,929,000          14,148,537          14,149,000
Mortgage-backed securities
  available for sale                          8,234,190           8,234,000           8,844,333           8,844,000
Loans, net                                  135,617,811         135,867,000         131,317,923         134,050,000
FHLB Stock                                    1,507,600           1,508,000           1,403,200           1,403,000
Accrued interest receivable                     847,379             847,000             853,736             854,000

Liabilities
Demand and savings deposits                 (60,018,162)        (60,018,000)        (56,369,874)        (56,370,000)
Time deposits                               (70,437,499)        (70,850,000)        (64,176,205)        (64,114,000)
FHLB borrowings                             (11,922,708)        (11,888,000)        (21,775,306)        (21,463,000)
Accrued interest payable                       (143,758)           (144,000)           (193,166)           (193,000)

The estimated fair value approximates carrying amount for all items except those described below. Estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. Estimated fair value for loans is based on the rates charged at year-end for new loans with similar maturities, applied until the loan is assumed to reprice or be paid. Estimated fair values for time deposits and FHLB borrowings are based on the rates paid at year-end for similar new deposits and long-term borrowings, applied until maturity. Estimated fair value for other financial instruments and off-balance sheet loan commitments is considered nominal.



                                      48.

                             SHAREHOLDER INFORMATION

Dividends

The Board of Directors intends to continue the payment of quarterly cash dividends, dependent on the results of operations and financial condition of the Company, tax considerations, industry standards, economic conditions, general business practices and other factors. The Company's ability to pay dividends is dependent on the dividend payments it receives from the Bank, which is subject to continued compliance with all regulatory capital requirements. See Note 15 of the Notes to Consolidated Financial Statements for information regarding regulatory requirements applicable to the payment of cash dividends by the Bank.


Market Information

Wood Bancorp, Inc. common stock is traded over the counter and quoted on the Nasdaq Small-Cap Market under the symbol "FFWD". At September 4, 1998, there were 2,684,740 shares of Wood Bancorp, Inc. common stock issued and outstanding by 758 holders of record. The table below sets forth the high and low daily closing price for the common stock as reported on the Nasdaq, as well as dividends declared per share, by quarter for the last two years.

Quarter Ended                    High               Low           Dividends
-------------                    ----               ---           ---------

September 30, 1996......       $  8.33          $   6.58          $   .05
December 31, 1996.......          9.20              8.20              .05
March 31, 1997..........          9.20              8.40              .05
June 30, 1997...........          9.07              8.47              .05
September 30, 1997......         14.40              9.37              .08
December 31, 1997.......         18.80             13.50              .08
March 31, 1998..........         27.00             18.80              .085
June 30, 1998...........         20.50             15.50              .085



                                      49.

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

Special Counsel
Silver, Freedman & Taff, L.L.P.
Washington, DC

                        DIRECTORS AND EXECUTIVE OFFICERS

                               WOOD BANCORP, INC.
                                       And
                               FIRST FEDERAL BANK

                                    Directors

Robert E. Spitler                          Richard L. Gordley
Chairman of the Board of Wood              President and Chief Executive Officer
  Bancorp, Inc. and First Federal Bank       of Wood Bancorp, Inc. and First
Partner - Law Firm of Spitler,               Federal Bank
  Vogtsberger & Huffman

David L. Nagel                             Randal R. Huber
Executive Vice President, Chief            Officer and Part-Owner
  Financial Officer and Secretary          Huber, Harger, Welt and Smith
  of Wood Bancorp, Inc. and First          Insurance Agency
  Federal Bank

Michael A. Miesle                          Dale L. Myers
Chief Executive Officer                    Pharmacist - Retired
  Wood County Hospital

                               Executive Officers

Richard L. Gordley                         David L. Nagel
President and Chief Executive Officer      Executive Vice President, Chief
                                           Financial Officer and Secretary

David A. Weaks                             John H. Bick
Vice President                             Executive Vice President


                                      50.